SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

BP p.l.c. Group results Second quarter and half year 2013(a)	Top of page 1
FOR IMMEDIATE RELEASE                                    London 30 July 2013

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013	$ million	2013	2012
(1,519)	16,863	2,042	Profit (loss) for the period(b)	18,905	4,248
1,623	(267)	358	Inventory holding (gains) losses, net of tax	91	637
104	16,596	2,400	Replacement cost profit(c)	18,996	4,885
			Net (favourable) unfavourable impact of non-operating
3,447	(12,381)	312	items and fair value accounting effects, net of tax(d)	(12,069)	3,317
3,551	4,215	2,712	Underlying replacement cost profit(c)	6,927	8,202
			Replacement cost profit
0.54	86.67	12.62	per ordinary share (cents)	99.55	25.71
0.03	5.20	0.76	per ADS (dollars)	5.97	1.54
			Underlying replacement cost profit
18.66	22.01	14.26	per ordinary share (cents)	36.30	43.16
1.12	1.32	0.86	per ADS (dollars)	2.18	2.59

•   BP's second-quarter replacement cost (RC) profit was $2,400 million, compared with $104 million a year ago. After adjusting for a net charge for non-operating items of $366 million and net favourable fair value accounting effects of $54 million (both on a post-tax basis), underlying RC profit for the second quarter was $2,712 million, compared with $3,551 million for the same period in 2012. For the half year, RC profit was $18,996 million, compared with $4,885 million a year ago. After adjusting for a net gain for non-operating items of $12,058 million and net favourable fair value accounting effects of $11 million (both on a post-tax basis), underlying RC profit for the half year was $6,927 million, compared with $8,202 million for the same period last year. RC profit or loss for the group, underlying RC profit or loss and fair value accounting effects are non-GAAP measures and further information is provided on pages 2, 19 and 21.

•   All amounts relating to the Gulf of Mexico oil spill have been treated as non-operating items, with a net adverse impact on a pre-tax basis of $209 million for the quarter and $241 million for the half year 2013. For further information on the Gulf of Mexico oil spill and its consequences, including information on utilization of the Deepwater Horizon Oil Spill Trust fund, see page 10 and Note 2 on pages 25 - 30. Information on the Gulf of Mexico oil spill is also included in Principal risks and uncertainties on pages 35 - 42 and Legal proceedings on pages 43 - 45.

•   Including the impact of the Gulf of Mexico oil spill, net cash provided by operating activities for the quarter and half year was $5.4 billion and $9.4 billion respectively, compared with $4.4 billion and $7.9 billion in the same periods of 2012. Excluding amounts related to the Gulf of Mexico oil spill, net cash provided by operating activities for the second quarter and half year was $5.2 billion and $9.5 billion respectively, compared with $6.1 billion and $10.7 billion in the same periods last year.

•   Net debt at the end of the quarter was $18.2 billion, compared with $31.5 billion a year ago. The ratio of net debt to net debt plus equity at the end of the quarter was 12.3% compared with 21.7% a year ago. Net debt and the ratio of net debt to net debt plus equity are non-GAAP measures. See page 3 for more information.

•   The effective tax rate (ETR) on RC profit for the second quarter and half year was 46% and 20% respectively, compared with 56% and 35% for the same periods in 2012. Adjusting for non-operating items and fair value accounting effects, the underlying ETR in the second quarter and half year was 45% and 41% respectively, compared with 35% and 34% for the same periods in 2012. The increase in both periods was mainly due to foreign exchange impacts on deferred tax; the half year was also impacted by a reduction in equity-accounted earnings (which are reported net of tax).

•   Total capital expenditure for the second quarter was $5.8 billion, all of which was organic(e). For the half year, total capital expenditure was $23.5 billion, of which organic capital expenditure was $11.5 billion. Disposal proceeds received in cash were $2.9 billion for the quarter and $21.2 billion for the half year.

•   Finance costs and net finance expense relating to pensions and other post-retirement benefits were a charge of $369 million for the second quarter, compared with $390 million for the same period in 2012. For the half year, the respective amounts were $773 million and $795 million.

•   As at 26 July, BP had bought back 345 million shares for a total amount of $2.4 billion, including fees and stamp duty, since the announcement on 22 March of an $8 billion share repurchase programme expected to be fulfilled over 12 - 18 months.

•   BP today announced a quarterly dividend of 9 cents per ordinary share ($0.54 per ADS), which is expected to be paid on 20 September 2013. The corresponding amount in sterling will be announced on 10 September 2013. A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the scrip dividend programme are available at bp.com/scrip.

(a)	This results announcement also represents BP's half-yearly financial report (see page 11).
(b)	Profit attributable to BP shareholders.
(c)	See page 2 for definitions of RC profit and underlying RC profit.
(d)	See pages 20 and 21 respectively for further information on non-operating items and fair value accounting effects.
(e)	Organic capital expenditure excludes acquisitions, asset exchanges, and other inorganic capital expenditure. See page 18 for further information.
The commentaries above and following are based on RC profit and should be read in conjunction with the cautionary statement on page 46.

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Analysis of RC profit before interest and tax
 and reconciliation to profit for the period

Second	First	Second		First	First
quarter	quarter	quarter	$ million	half	half
2012	2013	2013	RC profit before interest and tax	2013	2012
2,913	5,562	4,400	Upstream	9,962	9,896
(1,732)	1,647	1,016	Downstream	2,663	(873)
452	12,500	-	TNK-BP(a)	12,500	1,516
-	85	218	Rosneft(b)	303	-
(522)	(467)	(573)	Other businesses and corporate	(1,040)	(1,193)
(843)	(22)	(199)	Gulf of Mexico oil spill response(c)	(221)	(813)
457	427	129	Consolidation adjustment - UPII(d)	556	(84)
725	19,732	4,991	RC profit before interest and tax	24,723	8,449
			Finance costs and net finance expense relating to
(390)	(404)	(369)	pensions and other post-retirement benefits	(773)	(795)
(186)	(2,653)	(2,138)	Taxation on a RC basis	(4,791)	(2,663)
(45)	(79)	(84)	Non-controlling interests	(163)	(106)
104	16,596	2,400	RC profit attributable to BP shareholders	18,996	4,885
(2,324)	406	(506)	Inventory holding gains (losses)	(100)	(887)
			Taxation (charge) credit on inventory holding gains
701	(139)	148	and losses	9	250
(1,519)	16,863	2,042	Profit for the period attributable to BP shareholders	18,905	4,248

(a)	BP ceased equity accounting for its share of TNK-BP's earnings from 22 October 2012. See Note 3 on page 31 for further information.
(b)	BP's investment in Rosneft is accounted under the equity method from 21 March 2013. See page 8 for further information.
(c)	See Note 2 on pages 25 - 30 for further information on the accounting for the Gulf of Mexico oil spill response.
(d)	Unrealized profit in inventory.

Replacement cost (RC) profit or loss reflects the replacement cost of supplies and is arrived at by excluding inventory holding gains and losses from profit or loss. RC profit or loss is the measure of profit or loss for each operating segment that is required to be disclosed under International Financial Reporting Standards (IFRS). RC profit or loss for the group is not a recognized GAAP measure. See page 19 for further information on RC profit or loss.

Analysis of underlying RC profit before interest and tax

Second	First	Second		First	First
quarter	quarter	quarter	$ million	half	half
2012	2013	2013	Underlying RC profit before interest and tax	2013	2012
4,401	5,702	4,288	Upstream	9,990	10,695
1,133	1,641	1,201	Downstream	2,842	2,060
452	-	-	TNK-BP	-	1,609
-	85	218	Rosneft	303	-
(540)	(461)	(438)	Other businesses and corporate	(899)	(975)
457	427	129	Consolidation adjustment - UPII	556	(84)
5,903	7,394	5,398	Underlying RC profit before interest and tax	12,792	13,305
			Finance costs and net finance expense relating to
(386)	(394)	(359)	pensions and other post-retirement benefits	(753)	(785)
(1,921)	(2,706)	(2,243)	Taxation on an underlying RC basis	(4,949)	(4,212)
(45)	(79)	(84)	Non-controlling interests	(163)	(106)
3,551	4,215	2,712	Underlying RC profit attributable to BP shareholders	6,927	8,202

Underlying RC profit or loss is RC profit or loss after adjusting for non-operating items and fair value accounting effects. Underlying RC profit or loss and fair value accounting effects are not recognized GAAP measures. On pages 20 and 21 respectively, we provide additional information on the non-operating items and fair value accounting effects that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the events and their financial impact.

Reconciliations of underlying RC profit or loss to the nearest equivalent IFRS measure are provided on page 1 for the group and on pages 4 - 9 for the segments.

BP believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate BP's operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP's operational performance on a comparable basis, period on period, by adjusting for the effects of these non-operating items and fair value accounting effects.

Top of page 3
Per share amounts

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			Per ordinary share (cents)
(7.99)	88.07	10.73	Profit (loss) for the period	99.07	22.35
0.54	86.67	12.62	RC profit for the period	99.55	25.71
18.66	22.01	14.26	Underlying RC profit for the period	36.30	43.16
			Per ADS (dollars)
(0.48)	5.28	0.64	Profit (loss) for the period	5.94	1.34
0.03	5.20	0.76	RC profit for the period	5.97	1.54
1.12	1.32	0.86	Underlying RC profit for the period	2.18	2.59

The amounts shown above are calculated based on the basic weighted average number of shares outstanding. See Note 7 on page 33 for details of the calculation of earnings per share.

Net debt ratio - net debt: net debt + equity

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
47,647	46,425	46,990	Gross debt	46,990	47,647
1,067	1,083	460	Less: fair value asset of hedges related to finance debt	460	1,067
46,580	45,342	46,530		46,530	46,580
15,075	27,679	28,313	Less: cash and cash equivalents	28,313	15,075
31,505	17,663	18,217	Net debt	18,217	31,505
113,415	131,085	130,133	Equity	130,133	113,415
21.7%	11.9%	12.3%	Net debt ratio	12.3%	21.7%

See Note 8 on page 34 for further details on finance debt.

Net debt and net debt ratio are non-GAAP measures. Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. We believe that net debt and net debt ratio provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders.

Dividends

Dividends payable

BP today announced a dividend of 9 cents per ordinary share expected to be paid in September. The corresponding amount in sterling will be announced on 10 September 2013, calculated based on the average of the market exchange rates for the four dealing days commencing on 4 September 2013. Holders of American Depositary Shares (ADSs) will receive $0.54 per ADS. The dividend is due to be paid on 20 September 2013 to shareholders and ADS holders on the register on 9 August 2013. A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the second-quarter dividend and timetable are available at bp.com/dividends and details of the scrip dividend programme are available at bp.com/scrip.

Dividends paid

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			Dividends paid per ordinary share
8.000	9.000	9.000	cents	18.000	16.000
5.150	6.001	5.834	pence	11.835	10.246
48.00	54.00	54.00	Dividends paid per ADS (cents)	108.00	96.00
			Scrip dividends
11.1	14.5	43.8	Number of shares issued (millions)	58.3	50.7
73	101	315	Value of shares issued ($ million)	416	379

Top of page 4
Upstream

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
2,877	5,560	4,396	Profit before interest and tax	9,956	9,776
36	2	4	Inventory holding (gains) losses	6	120
2,913	5,562	4,400	RC profit before interest and tax	9,962	9,896
			Net (favourable) unfavourable impact of non-operating
1,488	140	(112)	items and fair value accounting effects	28	799
4,401	5,702	4,288	Underlying RC profit before interest and tax(a)	9,990	10,695

(a)	See page 2 for information on underlying RC profit and see page 5 for a reconciliation to segment RC profit before interest and tax by region.

The replacement cost profit before interest and tax for the second quarter and half year was $4,400 million and $9,962 million respectively, compared with $2,913 million and $9,896 million for the same periods in 2012. The second quarter and half year included net non-operating gains of $143 million and $63 million respectively, primarily related to disposal gains and fair value gains on embedded derivatives, partly offset by impairment charges. A year ago, there were net non-operating charges of $1,495 million in the second quarter and $673 million for the half year. Fair value accounting effects in the second quarter and half year had unfavourable impacts of $31 million and $91 million respectively, compared with a favourable impact of $7 million and an unfavourable impact of $126 million in the same periods a year ago.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost profit before interest and tax for the second quarter and half year was $4,288 million and $9,990 million respectively, compared with $4,401 million and $10,695 million a year ago. The results for the second quarter and half year were adversely impacted by lower liquids realizations, higher costs, mainly exploration write-offs and higher depreciation, depletion and amortization, and lower production due to divestments, partly offset by an increase in underlying volumes and higher gas realizations. In addition to these factors, the first half of 2013 benefited from stronger gas marketing and trading activities, mainly in the first quarter.

Production for the quarter was 2,241mboe/d, 1.5% lower than the second quarter of 2012. After adjusting for the effects of divestments and entitlement impacts in our production-sharing agreements (PSAs), underlying production increased by 4.4%. This primarily reflects new major project volumes in Angola, the North Sea and the Gulf of Mexico, and improved Trinidad performance, partly offset by underlying base decline. For the first half, production was 2,285mboe/d, 3.3% lower than in the same period last year. After adjusting for the effect of divestments and entitlement impacts in our PSAs, first-half underlying production was 3.0% higher than in 2012.

Looking ahead, we expect third-quarter reported production to be lower than the second quarter, similar to the reduction we saw between the first and second quarters of 2013. This is the result of planned major turnaround activity and repairs in the high-margin North Sea, planned maintenance in Alaska and the continuing impact of our divestment programme. This is partly offset by continued project ramp-ups and reduced maintenance activity in Asia Pacific. We also expect costs to be seasonally higher in the third quarter compared with the second quarter. Full-year reported production is expected to be lower than 2012, mainly due to the impact of divestments. The actual reported outcome will depend on the exact timing of divestments, OPEC quotas and the impact of entitlement effects in our PSAs. After adjusting for divestments and the impact of entitlement effects in our PSAs, we continue to expect full-year production in 2013 to increase compared with 2012.

We continued to make strategic progress. In May, we announced we have agreed to sell our 60% interest in the Polvo oil field in Brazil to HRT Oil & Gas Ltda for $135 million in cash. Subject to regulatory approvals, the deal is expected to close in the second half of 2013. Also in Brazil, BP and its partners Total, Petrobras and Petrogal were named winning bidders for eight deepwater blocks offshore Brazil in the Brazilian National Petroleum Agency's 11th bid round. BP will be operator in two of the blocks.

Also in May, a significant gas and condensate discovery in the KG D6 block off the eastern coast of India was announced by Reliance Industries Limited and its partners, BP and NIKO.

In June, we announced plans to add $1 billion of new investment and two drilling rigs to our Alaska North Slope fields over the next five years. Changes in the state's oil tax policy helped to enable this increased investment. In addition, BP has secured support from the other working interest owners at Prudhoe Bay to begin evaluating an additional $3 billion of new development projects.

In Azerbaijan, the Shah Deniz consortium announced that it has selected the Trans Adriatic Pipeline to deliver gas volumes from the Shah Deniz Stage 2 project to customers in Greece, Italy and south-east Europe.

Also in June, BP was awarded interests in two licences in the Barents Sea as part of the recent 22nd offshore licensing round in Norway.

After the end of the quarter, we announced the completion of a deal with Petrobras to farm in to five deepwater exploration and production blocks operated by Petrobras in the Potiguar Basin, located in the Brazilian Equatorial Margin. We also announced that BP and CNOOC signed a PSA for Block 54/11 in the South China Sea.

Top of page 5
Upstream

These strategic developments build on the progress we announced with our first-quarter results, which comprised: the start-up of oil production from new facilities at Valhall in the Norwegian North Sea; reaching agreement with Maersk Drilling to develop conceptual engineering designs for new advanced technology offshore drilling rigs; completion of a successful flow test of the Itaipu-1A well offshore Brazil; and the decision to proceed with a two-year appraisal programme to evaluate a potential third phase of the Clair field, west of the Shetland Islands. We also announced our decision not to move forward with the current plan for the Mad Dog Phase 2 project in the deepwater Gulf of Mexico.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 46.

Second	First	Second		First	First
quarter	quarter	quarter	$ million	half	half
2012	2013	2013	Underlying RC profit before interest and tax	2013	2012
628	998	611	US	1,609	2,286
3,773	4,704	3,677	Non-US	8,381	8,409
4,401	5,702	4,288		9,990	10,695
			Non-operating items
(2,273)	(6)	62	US	56	(1,326)
778	(74)	81	Non-US	7	653
(1,495)	(80)	143		63	(673)
			Fair value accounting effects(a)
61	(40)	(33)	US	(73)	(10)
(54)	(20)	2	Non-US	(18)	(116)
7	(60)	(31)		(91)	(126)
			RC profit before interest and tax
(1,584)	952	640	US	1,592	950
4,497	4,610	3,760	Non-US	8,370	8,946
2,913	5,562	4,400		9,962	9,896
			Exploration expense
413	80	85	US(b)	165	475
203	242	349	Non-US	591	401
616	322	434		756	876
			Production (net of royalties)(c)
			Liquids (mb/d)(d)
350	366	335	US	351	402
119	115	97	Europe	106	121
681	712	732	Rest of World	722	676
1,150	1,193	1,165		1,179	1,199
			Natural gas (mmcf/d)
1,648	1,532	1,573	US	1,553	1,734
478	329	286	Europe	307	489
4,399	4,733	4,386	Rest of World	4,558	4,532
6,525	6,593	6,244		6,418	6,755
			Total hydrocarbons (mboe/d)(e)
635	631	606	US	618	701
201	171	147	Europe	159	205
1,439	1,528	1,488	Rest of World	1,508	1,458
2,275	2,330	2,241		2,285	2,364
			Average realizations(f)
100.89	103.11	94.92	Total liquids ($/bbl)	99.08	104.67
4.54	5.52	5.37	Natural gas ($/mcf)	5.45	4.62
60.17	65.11	61.27	Total hydrocarbons ($/boe)	63.23	62.18

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on page 21.
(b)	Second quarter and first half 2012 include $308 million classified within the 'other' category of non-operating items.
(c)	Includes BP's share of production of equity-accounted entities in the Upstream segment.
(d)	Crude oil and natural gas liquids.
(e)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(f)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

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Downstream

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
(3,931)	2,055	501	Profit (loss) before interest and tax	2,556	(1,577)
2,199	(408)	515	Inventory holding (gains) losses	107	704
(1,732)	1,647	1,016	RC profit (loss) before interest and tax	2,663	(873)
			Net (favourable) unfavourable impact of non-operating
2,865	(6)	185	items and fair value accounting effects	179	2,933
1,133	1,641	1,201	Underlying RC profit before interest and tax(a)	2,842	2,060

(a)	See page 2 for information on underlying RC profit and see page 7 for a reconciliation to segment RC profit before interest and tax by region and by business.

The replacement cost profit before interest and tax for the second quarter and half year was $1,016 million and $2,663 million respectively, compared with losses of $1,732 million and $873 million for the same periods in 2012.

The 2013 results included net non-operating charges of $323 million for the second quarter and $304 million for the half year principally relating to impairment charges in our fuels business, compared with net charges of $2,678 million and $2,784 million for the same periods a year ago (see pages 7 and 20 for further information on non-operating items). Fair value accounting effects had favourable impacts of $138 million for the second quarter and $125 million for the half year, compared with unfavourable impacts of $187 million for the second quarter and $149 million for the half year of 2012.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost profit before interest and tax for the second quarter and half year was $1,201 million and $2,842 million respectively, compared with $1,133 million and $2,060 million a year ago.

Replacement cost profit before interest and tax for the fuels, lubricants and petrochemicals businesses is set out on page 7.

The fuels business reported underlying replacement cost profit before interest and tax of $853 million for the second quarter and $2,090 million for the half year, compared with $785 million and $1,275 million in the same periods in 2012. For both the second quarter and half year, this improvement was principally due to a strong supply and trading contribution. The benefit from strong operations, including continued strong Solomon availability at 95.3% - a level that has not been exceeded since 2004, was more than offset by reduced throughput due to the planned crude unit outage at our Whiting refinery as part of the modernization project. Throughput was also impacted by planned turnarounds across the portfolio and divestments. Additionally, in comparison to 2012, the second-quarter results were favourably impacted by a decrease in the adverse effects from the prior-month pricing of barrels in our US refining system. This was offset by adverse impacts due to a narrowing of the discount for heavy Canadian crude compared with other grades.

The second quarter marked the safe start-up of the new crude unit at our Whiting refinery. The overall project is on track for completion during the second half of the year. Additionally, during March, BP-Husky Refining LLC successfully started up a new naphtha reformer at the Toledo refinery, and during May, we announced that the Cherry Point refinery commissioned its new diesel hydrotreater and hydrogen plant. Also during the second quarter we announced our intention to invest over $500 million in southern African refining and infrastructure projects.

On 3 June 2013, we completed the previously announced sale of the Carson, California refinery and related logistics and marketing assets to Tesoro Corporation for approximately $2.4 billion as part of a plan to reshape BP's US fuels business. During the first half of 2013, we also completed the sale of our Texas City refinery and related retail and logistics network in the south-eastern US to Marathon Petroleum Corporation.

Looking ahead to the third quarter, we expect refining margins to decline relative to the same quarter a year ago given global capacity additions and major refineries returning from planned and unplanned outages. BP's fuels profitability is expected to be lower than the record levels experienced in the third quarter of 2012 due to the absence of the profit generated by the divested Texas City and Carson refineries which delivered very strong results in that quarter.

The lubricants business delivered an underlying replacement cost profit before interest and tax of $372 million in the second quarter and $717 million in the half year, compared with $320 million and $645 million in the same periods last year. This represents another strong quarter and reflects continued margin capture driven by growth in the share of sales of our premium Castrol brands and strong profitability from growth markets.

The petrochemicals business reported an underlying replacement cost loss before interest and tax of $24 million in the second quarter and an underlying replacement cost profit before interest and tax of $35 million in the half year, compared with an underlying replacement cost profit before interest and tax of $28 million and $140 million respectively in the same periods last year. This decrease was due to the continued difficult environment impacting both volumes and margins and increased turnaround activity in the second quarter of this year. Margins and volumes are expected to remain under pressure for the rest of the year. In June, BP and its partner, Zhuhai Port Co, received final approvals from the Chinese government for the construction of a third purified terephthalic acid (PTA) plant, at Zhuhai, Guangdong.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 46.

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Downstream

Second	First	Second		First	First
quarter	quarter	quarter	$ million	half	Half
2012	2013	2013	Underlying RC profit before interest and tax -	2013	2012
			by region
450	750	557	US	1,307	739
683	891	644	Non-US	1,535	1,321
1,133	1,641	1,201		2,842	2,060
			Non-operating items
(2,433)	28	(17)	US	11	(2,521)
(245)	(9)	(306)	Non-US	(315)	(263)
(2,678)	19	(323)		(304)	(2,784)
			Fair value accounting effects(a)
(1)	(65)	219	US	154	(44)
(186)	52	(81)	Non-US	(29)	(105)
(187)	(13)	138		125	(149)
			RC profit (loss) before interest and tax
(1,984)	713	759	US	1,472	(1,826)
252	934	257	Non-US	1,191	953
(1,732)	1,647	1,016		2,663	(873)
			Underlying RC profit (loss) before interest and
			tax - by business(b)(c)
785	1,237	853	Fuels	2,090	1,275
320	345	372	Lubricants	717	645
28	59	(24)	Petrochemicals	35	140
1,133	1,641	1,201		2,842	2,060
			Non-operating items and fair value accounting
			effects(a)
(2,863)	11	(188)	Fuels	(177)	(2,931)
(2)	(5)	3	Lubricants	(2)	(2)
-	-	-	Petrochemicals	-	-
(2,865)	6	(185)		(179)	(2,933)
			RC profit (loss) before interest and tax(b)(c)
(2,078)	1,248	665	Fuels	1,913	(1,656)
318	340	375	Lubricants	715	643
28	59	(24)	Petrochemicals	35	140
(1,732)	1,647	1,016		2,663	(873)

18.9	17.4	19.1	BP average refining marker margin (RMM) ($/bbl)(d)	18.2	16.7
			Refinery throughputs (mb/d)
1,295	937	711	US	824	1,256
706	806	745	Europe	775	741
281	322	252	Rest of World	287	279
2,282	2,065	1,708		1,886	2,276
94.5	95.1	95.3	Refining availability (%)(e)	95.2	94.7
			Marketing sales of refined products (mb/d)
1,409	1,402	1,340	US	1,371	1,379
1,247	1,158	1,316	Europe(f)	1,237	1,219
603	557	549	Rest of World	553	589
3,259	3,117	3,205		3,161	3,187
2,568	2,308	2,527	Trading/supply sales of refined products	2,418	2,474
5,827	5,425	5,732	Total sales volumes of refined products	5,579	5,661
			Petrochemicals production (kte)
1,110	1,076	1,081	US	2,157	2,188
998	1,014	814	Europe(c)	1,828	2,009
1,750	1,417	1,519	Rest of World	2,936	3,567
3,858	3,507	3,414		6,921	7,764

(a)
Fair value accounting effects represent the favourable (unfavourable) impact relative to management's measure of performance. For Downstream, these arise solely in the fuels business. Further information is provided on page 21.

(b)	Segment-level overhead expenses are included in the fuels business result.
(c)	BP's share of income from petrochemicals at our Gelsenkirchen and Mülheim sites in Germany is reported in the fuels business.
(d)
The RMM is the average of regional indicator margins weighted for BP's crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate. In 2013 BP updated the RMM methodology; prior periods have been restated.

(e)
Refining availability represents Solomon Associates' operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory maintenance downtime.

(f)	A minor amendment has been made to 2012 volumes data.

Top of page 8
Rosneft

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
-	85	231	Profit before interest and tax(a)	316	-
-	-	(13)	Inventory holding (gains) losses	(13)	-
-	85	218	RC profit before interest and tax	303	-
-	-	-	Net charge (credit) for non-operating items	-	-
-	85	218	Underlying RC profit before interest and tax(b)	303	-

(a)
The Rosneft segment includes equity-accounted earnings from associates, representing BP's 19.75% share in Rosneft as shown in the table below. Second quarter 2013 as reported includes an amendment to first-quarter profit, which was reported based on a BP estimate.

			$ million
			Income statement (BP share)
-	110	417	Profit before interest and tax	527	-
-	(3)	(127)	Finance costs	(130)	-
-	(22)	(31)	Taxation	(53)	-
-	-	(28)	Non-controlling interests	(28)	-
-	85	231	Net income	316	-
-	-	(13)	Inventory holding (gains) losses, net of tax	(13)	-
-	85	218	Net income on a RC basis	303	-
-	-	-	Net charge (credit) for non-operating items, net of tax	-	-
-	85	218	Net income on an underlying RC basis(b)	303	-

(b)	See page 2 for information on underlying RC profit.
Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			Production (net of royalties) (BP share)(c)
-	102	826	Liquids (mb/d)(d)	466	-
-	89	689	Natural gas (mmcf/d)	391	-
-	117	945	Total hydrocarbons (mboe/d)(e)	533	-

Balance sheet	30 June	31 December
	2013	2012
$ million
Trade and other receivables - dividends receivable(f)	514	-
Investments in associates	11,896	-

(c)
First quarter 2013 was based on BP's estimate of production for the period 21 - 31 March, averaged over the full quarter. First half 2013 reflects production for the period 21 March - 30 June, averaged over the half year.

(d)	Liquids comprise crude oil, condensate and natural gas liquids.
(e)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(f)	Dividends receivable before deduction of withholding tax.

Following the completion of the sale and purchase agreements with Rosneft and Rosneftegaz on 21 March 2013, described in Note 3, BP's investment in Rosneft is reported as a separate operating segment under IFRS. See Note 3 on page 31 for further information.

Replacement cost profit before interest and tax(g) for the second quarter and half year was $218 million and $303 million respectively.

Production for the second quarter and half year was 945mboe/d and 533mboe/d respectively(h).

The second-quarter result represents a full quarter compared with only 11 days in the first quarter. This benefit was partly offset by exchange losses arising on Rosneft's foreign currency denominated debt due to rouble depreciation, falling oil prices and adverse duty lag effect realized during the quarter.

On 20 June 2013, Rosneft's Annual Shareholders Meeting approved the distribution of a dividend of approximately eight roubles per share. The dividend is expected to be received no later than 19 August 2013.

(g)	Under equity accounting, BP's share of Rosneft's earnings after interest and tax is included in the BP group income statement within profit before interest and tax.
(h)	Information on BP's share of TNK-BP's production for comparative periods is provided on page 22.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 46.

Top of page 9
Other businesses and corporate

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
(522)	(467)	(573)	Profit (loss) before interest and tax	(1,040)	(1,193)
-	-	-	Inventory holding (gains) losses	-	-
(522)	(467)	(573)	RC profit (loss) before interest and tax	(1,040)	(1,193)
(18)	6	135	Net charge (credit) for non-operating items	141	218
(540)	(461)	(438)	Underlying RC profit (loss) before interest and tax(a)	(899)	(975)

			Underlying RC profit (loss) before
			interest and tax(a)
(185)	(121)	(142)	US	(263)	(350)
(355)	(340)	(296)	Non-US	(636)	(625)
(540)	(461)	(438)		(899)	(975)
			Non-operating items
(92)	(4)	(134)	US	(138)	(234)
110	(2)	(1)	Non-US	(3)	16
18	(6)	(135)		(141)	(218)
			RC profit (loss) before interest and tax
(277)	(125)	(276)	US	(401)	(584)
(245)	(342)	(297)	Non-US	(639)	(609)
(522)	(467)	(573)		(1,040)	(1,193)

(a)	See page 2 for information on underlying RC profit or loss.

Other businesses and corporate comprises the Alternative Energy business, Shipping, Treasury (which includes interest income on the group's cash and cash equivalents), and corporate activities including centralized functions.

The replacement cost loss before interest and tax for the second quarter and half year was $573 million and $1,040 million respectively, compared with $522 million and $1,193 million for the same periods last year.

The second-quarter result included a net non-operating charge of $135 million, compared with a net credit of $18 million a year ago. The charge for the quarter relates principally to an impairment of assets in our wind business. For the half year, the net non-operating charge was $141 million, compared with a net charge of $218 million a year ago.

After adjusting for non-operating items, the underlying replacement cost loss before interest and tax for the second quarter and half year was $438 million and $899 million respectively, compared with $540 million and $975 million for the same periods last year.

In Alternative Energy, net wind generation capacity(b) at the end of the second quarter was 1,590MW (2,619MW gross), compared with 1,274MW (1,988MW gross) at the end of the same period a year ago. BP's net share of wind generation from our 16 US wind farms for the second quarter was 1,143GWh (1,957GWh gross), compared with 920GWh (1,422GWh gross) in the same period a year ago. For the half year, BP's net share was 2,287GWh (4,021GWh gross), compared with 1,940GWh (3,086GWh gross) a year ago. BP has decided to retain and continue to operate its wind business.

In our biofuels business we have three operating mills in Brazil where ethanol-equivalent production(c)for the second quarter was 116 million litres compared with 98 million litres in the same period a year ago. There was no ethanol production at our Brazilian mills in the first quarter of 2012 or 2013 due to the inter-harvest season. In the UK, the Vivergo joint venture plant (BP 47%) was commissioned in late 2012 and commenced start-up during the first half of 2013.

(b)	Net wind generation capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP's share of equity-accounted entities. The gross data is the equivalent capacity on a gross-JV basis, which includes 100% of the capacity of equity-accounted entities where BP has partial ownership. Capacity figures include 32MW in the Netherlands managed by our Downstream segment.
(c)	Ethanol-equivalent production includes ethanol and sugar.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 46.

Top of page 10
Gulf of Mexico oil spill

BP continues to support completion of the operational clean-up response, facilitation of economic restoration through claims processes, and facilitation of environmental restoration through natural resource damage assessment and early restoration projects relating to the Gulf of Mexico oil spill.

In May and June, following the extensive three-year clean-up effort, the US Coast Guard ended active clean-up operations in Mississippi, Alabama and Florida and transitioned the states back to the National Response Center reporting system. Approximately 100 miles of shoreline in Louisiana remained subject to patrolling and maintenance, final monitoring or inspection, or were pending final Coast Guard approval at the end of the second quarter.

Under the early restoration framework agreement that BP signed with state and federal agencies in 2011, BP agreed to fund up to $1 billion in early restoration projects to accelerate efforts to restore natural resources injured as a result of the incident. These projects will be funded from the Trust. An environmental provision of $1 billion was established to reflect this agreement. In May, BP announced that it had reached agreement in principle with state and federal Trustees on 28 additional early restoration projects totalling approximately $595 million. To date, BP and the Trustees have announced 38 projects totalling approximately $665 million. Ten of these projects have been finally approved and are in progress. The other projects are subject to public comment and further Trustee approval.

Financial update

The replacement cost loss before interest and tax for the second quarter was $199 million, compared with an $843 million loss for the same period last year. The second-quarter charge reflects an increase in the litigation and claims provision, the ongoing costs of the Gulf Coast Restoration Organization and adjustments to other provisions. The cumulative pre-tax charge recognized to date amounts to $42.4 billion.

The cumulative income statement charge does not include amounts for obligations that BP considers are not possible, at this time, to measure reliably. The total amounts that will ultimately be paid by BP in relation to all the obligations relating to the incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors, as discussed under Provisions and contingent liabilities in Note 2 on page 27, including in relation to any new information or future developments. These could have a material impact on our consolidated financial position, results of operations and cash flows. The risks associated with the accident could also heighten the impact of the other risks to which the group is exposed, as further described under Principal risks and uncertainties on pages 35 - 42.

Trust update

During the second quarter, $978 million was paid out of the Deepwater Horizon Oil Spill Trust (Trust) and qualified settlement funds (QSFs), including $912 million for claims payments, administrative costs of the Deepwater Horizon Court Supervised Settlement Program (DHCSSP) and other resolved items, and $65 million for natural resource damage assessment and early restoration. Of these amounts, $944 million is shown as a utilization of provisions this quarter, the remainder represents settlement of payables. In addition, $179 million was paid out to claimants from the seafood compensation fund, for which the related provision and reimbursement asset had been previously derecognized upon funding of the QSF. At 30 June 2013, the aggregate cash balances in the Trust and the QSFs amounted to $8.2 billion, including $1.4 billion remaining in the seafood compensation fund which is yet to be distributed.

As at 30 June 2013, the cumulative charges to be paid from the Trust, and the associated reimbursement asset recognized, amounted to $19.7 billion. This represents an increase of $1.4 billion for the quarter which relates principally to business economic loss claims processed by the DHCSSP for which eligibility notices have been issued, as well as increases in the provision for claims administration costs. A further $0.3 billion could be provided in subsequent periods for items covered by the Trust, with no net impact on the income statement. The amount provided does not include any amounts for future business economic loss claims not yet received or not yet processed by the DHCSSP as this liability cannot currently be estimated reliably. Given the current rate of issuance of eligibility notices for business economic loss claims under the DHCSSP, we expect that in the third quarter the remaining amount for items covered by the Trust will be fully utilized and additional amounts will be charged to the income statement. See Note 2 on pages 25 - 30 and Legal proceedings on pages 43 - 45 for further details.

Legal proceedings and investigations

Phase 1 of the Multi-District Litigation 2179 (MDL 2179) trial took place in federal court in New Orleans, Louisiana between 25 February and 17 April 2013. The presentation of evidence in the first trial phase addressed issues arising out of the conduct of various parties allegedly relevant to the loss of well control at the Macondo well, the ensuing fire and explosion on the Deepwater Horizon on 20 April 2010, the sinking of the vessel on 22 April 2010 and the initiation of the release of oil from the Deepwater Horizon or the Macondo well during those time periods, including whether BP or any other party was grossly negligent. BP does not know when the court will rule on the issues presented in phase 1 of the trial. Phase 2 will consider the issues of source control efforts and volume of oil spilled as a result of the incident and is now scheduled to commence on 30 September 2013.

On 8 July 2013, the US Court of Appeals for the Fifth Circuit heard BP's appeal regarding the current implementation of the DHCSSP for the Economic and Property Damages Settlement. BP does not know when the court will rule on the appeal. For further details, see Legal proceedings on pages 43 - 45.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 46.

Top of page 11
Half-yearly financial report

This results announcement also represents BP's half-yearly financial report for the purposes of the Disclosure and Transparency Rules made by the UK Financial Conduct Authority. In this context: (i) the condensed set of financial statements can be found on pages 13 - 19 and 23 - 34; (ii) pages 1 - 10, 20 - 22 and 35 - 46 comprise the interim management report; and (iii) the directors' responsibility statement and auditors' independent review report can be found on pages 11 - 12.

Statement of directors' responsibilities

The directors confirm that, to the best of their knowledge, the condensed set of financial statements on pages
13 - 19 and 23 - 34 has been prepared in accordance with IAS 34 'Interim Financial Reporting', and that the interim management report on pages 1 - 10, 20 - 22 and 35 - 46 includes a fair review of the information required by the Disclosure and Transparency Rules.

The directors draw attention to Note 2 to the condensed set of financial statements on pages 25 - 30 which describes the uncertainties surrounding the amounts and timings of liabilities arising from the Gulf of Mexico oil spill.

The directors of BP p.l.c. are listed on pages 105 - 108 of BP Annual Report and Form 20-F 2012, with the exception of Dr Byron Grote who retired at the 2013 Annual General Meeting.

By order of the board

Bob Dudley	Brian Gilvary
Group Chief Executive	Chief Financial Officer
29 July 2013	29 July 2013

Top of page 12
Independent review report to BP p.l.c.

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2013 which comprises the group income statement, group statement of comprehensive income, group statement of changes in equity, group balance sheet, condensed group cash flow statement, the related tables on pages 18 and 19, and Notes 1 to 10. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom (ISRE 2410). To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU). The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as issued by the IASB and as adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with ISRE 2410. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2013 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as issued by the IASB and as adopted by the EU and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Emphasis of matter - significant uncertainty over provisions and contingent liabilities related to the Gulf of Mexico oil spill

In forming our review conclusion we have considered the adequacy of the disclosures made in Note 2 to the condensed financial statements concerning the provisions, future expenditures for which reliable estimates cannot yet be made and other contingencies related to the Gulf of Mexico oil spill. The total amounts that will ultimately be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors. Furthermore, significant uncertainty exists in relation to the amount of claims that will become payable by BP, the amount of fines that will ultimately be levied on BP (including any potential determination of BP's negligence or gross negligence), the outcome of litigation, the terms of any further settlements including the amount and timing of any payments thereunder, and any costs arising from any longer-term environmental consequences of the oil spill, which will also impact upon the ultimate cost for BP. Our review conclusion is not qualified in respect of these matters.

Ernst & Young LLP
London
29 July 2013

The maintenance and integrity of the BP p.l.c. website are the responsibility of the directors; the review work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Top of page 13
Group income statement

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
94,975	94,107	94,711	Sales and other operating revenues (Note 5)	188,818	189,853
(36)	125	102	Earnings from joint ventures - after interest and tax	227	115
545	284	448	Earnings from associates - after interest and tax	732	1,805
195	157	207	Interest and other income	364	390
742	12,541	236	Gains on sale of businesses and fixed assets	12,777	1,675
96,421	107,214	95,704	Total revenues and other income	202,918	193,838
76,993	71,661	75,127	Purchases	146,788	149,294
7,895	6,868	7,126	Production and manufacturing expenses(a)	13,994	14,616
1,827	1,995	1,672	Production and similar taxes (Note 6)	3,667	4,173
2,925	3,197	3,162	Depreciation, depletion and amortization	6,359	6,186
			Impairment and losses on sale of businesses
4,821	110	610	and fixed assets	720	4,961
616	322	434	Exploration expense	756	876
3,213	2,954	3,223	Distribution and administration expenses	6,177	6,341
(270)	(31)	(135)	Fair value gain on embedded derivatives	(166)	(171)
(1,599)	20,138	4,485	Profit (loss) before interest and taxation	24,623	7,562
253	282	252	Finance costs(a)	534	522
			Net finance expense relating to pensions and
137	122	117	other post-retirement benefits	239	273
(1,989)	19,734	4,116	Profit (loss) before taxation	23,850	6,767
(515)	2,792	1,990	Taxation(a)	4,782	2,413
(1,474)	16,942	2,126	Profit (loss) for the period	19,068	4,354
			Attributable to
(1,519)	16,863	2,042	BP shareholders	18,905	4,248
45	79	84	Non-controlling interests	163	106
(1,474)	16,942	2,126		19,068	4,354

			Earnings per share - cents (Note 7)
			Profit (loss) for the period attributable to BP
			shareholders
(7.99)	88.07	10.73	Basic	99.07	22.35
(7.99)	87.61	10.68	Diluted	98.53	22.05

(a)	See Note 2 for further details of the impact of the Gulf of Mexico oil spill on the income statement line items.

Top of page 14
Group statement of comprehensive income

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
(1,474)	16,942	2,126	Profit (loss) for the period	19,068	4,354
			Other comprehensive income (expense)
			Items that may be reclassified subsequently to profit
			or loss
(1,045)	(587)	(1,506)	Currency translation differences	(2,093)	(470)
			Exchange gains on translation of foreign
			operations reclassified to gain or loss on sales of
(12)	-	-	businesses and fixed assets	-	(12)
(109)	(172)	-	Available-for-sale investments marked to market	(172)	(45)
			Available-for-sale investments reclassified to the
-	(523)	-	income statement	(523)	-
(96)	(2,141)	(25)	Cash flow hedges marked to market(a)	(2,166)	(21)
			Cash flow hedges reclassified to the income
28	-	(1)	statement	(1)	30
4	3	12	Cash flow hedges reclassified to the balance sheet	15	9
			Share of items relating to equity-accounted entities,
(335)	33	(88)	net of tax	(55)	(126)
7	169	26	Income tax relating to items that may be reclassified	195	(25)
(1,558)	(3,218)	(1,582)		(4,800)	(660)
			Items that will not be reclassified to profit or loss
			Remeasurements of the net pension and other
(2,110)	(50)	2,206	post-retirement benefit liability or asset	2,156	(501)
			Share of items relating to equity-accounted entities,
1	-	-	net of tax	-	(5)
			Income tax relating to items that will not be
608	1	(732)	reclassified	(731)	151
(1,501)	(49)	1,474		1,425	(355)
(3,059)	(3,267)	(108)	Other comprehensive income (expense)	(3,375)	(1,015)
(4,533)	13,675	2,018	Total comprehensive income (expense)	15,693	3,339
			Attributable to
(4,567)	13,600	1,956	BP shareholders	15,556	3,238
34	75	62	Non-controlling interests	137	101
(4,533)	13,675	2,018		15,693	3,339

(a)	First quarter and first half 2013 include $2,061 million loss relating to the contracts to acquire Rosneft shares. See Note 3 for further information.

Top of page 15
Group statement of changes in equity

	BP
	shareholders'	Non-controlling	Total
	equity	interests	equity
$ million
At 1 January 2013	118,546	1,206	119,752

Total comprehensive income	15,556	137	15,693
Dividends	(3,020)	(236)	(3,256)
Repurchases of ordinary share capital	(2,469)	-	(2,469)
Share-based payments (net of tax)	378	-	378
Transactions involving non-controlling interests	-	35	35
At 30 June 2013	128,991	1,142	130,133

	BP
	shareholders'	Non-controlling	Total
	equity	interests	equity
$ million
At 1 January 2012	111,568	1,017	112,585

Total comprehensive income	3,238	101	3,339
Dividends	(2,659)	(52)	(2,711)
Share-based payments (net of tax)	177	-	177
Transactions involving non-controlling interests	-	25	25
At 30 June 2012	112,324	1,091	113,415

Top of page 16
Group balance sheet

	30 June	31 December
	2013	2012
$ million
Non-current assets
Property, plant and equipment	128,370	125,331
Goodwill	11,936	12,190
Intangible assets	25,360	24,632
Investments in joint ventures	8,719	8,614
Investments in associates	14,924	2,998
Other investments	1,732	2,704
Fixed assets	191,041	176,469
Loans	604	642
Trade and other receivables	5,538	5,961
Derivative financial instruments	3,548	4,294
Prepayments	859	830
Deferred tax assets	855	874
Defined benefit pension plan surpluses	11	12
	202,456	189,082
Current assets
Loans	188	247
Inventories	28,314	28,203
Trade and other receivables	42,381	37,611
Derivative financial instruments	2,748	4,507
Prepayments	1,573	1,091
Current tax receivable	567	456
Other investments	712	319
Cash and cash equivalents	28,313	19,635
	104,796	92,069
Assets classified as held for sale (Note 4)	-	19,315
	104,796	111,384
Total assets	307,252	300,466
Current liabilities
Trade and other payables	47,831	46,673
Derivative financial instruments	2,365	2,658
Accruals	6,811	6,875
Finance debt	8,725	10,033
Current tax payable	2,849	2,503
Provisions	6,893	7,587
	75,474	76,329
Liabilities directly associated with assets classified as held for sale (Note 4)	-	846
	75,474	77,175
Non-current liabilities
Other payables	4,841	2,292
Derivative financial instruments	2,483	2,723
Accruals	505	491
Finance debt	38,265	38,767
Deferred tax liabilities	17,127	15,243
Provisions	27,398	30,396
Defined benefit pension plan and other post-retirement benefit plan deficits	11,026	13,627
	101,645	103,539
Total liabilities	177,119	180,714
Net assets	130,133	119,752
Equity
BP shareholders' equity	128,991	118,546
Non-controlling interests	1,142	1,206
	130,133	119,752

Top of page 17
Condensed group cash flow statement

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
			Operating activities
(1,989)	19,734	4,116	Profit before taxation	23,850	6,767
			Adjustments to reconcile profit before taxation to
			net cash provided by operating activities
			Depreciation, depletion and amortization and
3,317	3,369	3,453	exploration expenditure written off	6,822	6,658
			Impairment and (gain) loss on sale of businesses
4,079	(12,431)	374	and fixed assets	(12,057)	3,286
			Earnings from equity-accounted entities, less
(249)	(200)	(254)	dividends received	(454)	(730)
			Net charge for interest and other finance expense,
1	172	21	less net interest paid	193	137
99	46	175	Share-based payments	221	133
			Net operating charge for pensions and other post-
			retirement benefits, less contributions and benefit
(211)	(284)	(86)	payments for unfunded plans	(370)	(371)
265	197	1,308	Net charge for provisions, less payments	1,505	428
			Movements in inventories and other current and
999	(5,345)	(1,796)	non-current assets and liabilities(a)	(7,141)	(5,201)
(1,863)	(1,291)	(1,924)	Income taxes paid	(3,215)	(3,253)
4,448	3,967	5,387	Net cash provided by operating activities	9,354	7,854
			Investing activities
(4,943)	(5,729)	(6,111)	Capital expenditure	(11,840)	(10,390)
(116)	-	-	Acquisitions, net of cash acquired	-	(116)
(463)	(51)	(47)	Investment in joint ventures	(98)	(689)
(11)	(4,883)	(8)	Investment in associates	(4,891)	(34)
521	16,780	656	Proceeds from disposal of fixed assets	17,436	1,788
			Proceeds from disposal of businesses, net of
1,436	1,501	2,284	cash disposed	3,785	1,507
103	22	68	Proceeds from loan repayments	90	153
(3,473)	7,640	(3,158)	Net cash provided by (used in) investing activities	4,482	(7,781)
			Financing activities
17	55	(1,890)	Net issue (repurchase) of shares	(1,835)	38
3,037	63	3,039	Proceeds from long-term financing	3,102	6,850
(613)	(288)	(891)	Repayments of long-term financing	(1,179)	(3,029)
(761)	(1,491)	(382)	Net increase (decrease) in short-term debt	(1,873)	(92)
(1,447)	(1,622)	(1,398)	Dividends paid - BP shareholders	(3,020)	(2,659)
(51)	(31)	(85)	- non-controlling interests	(116)	(52)
182	(3,314)	(1,607)	Net cash provided by (used in) financing activities	(4,921)	1,056
			Currency translation differences relating to
(349)	(249)	12	cash and cash equivalents	(237)	(231)
808	8,044	634	Increase in cash and cash equivalents	8,678	898
14,267	19,635	27,679	Cash and cash equivalents at beginning of period	19,635	14,177
15,075	27,679	28,313	Cash and cash equivalents at end of period	28,313	15,075

(a)	Includes

2,186	(407)	509	Inventory holding (gains) losses	102	776
(270)	(31)	(135)	Fair value gain on embedded derivatives	(166)	(171)
(1,439)	(828)	(1,430)	Movements related to Gulf of Mexico oil spill response	(2,258)	(3,300)

Inventory holding gains and losses and fair value gains on embedded derivatives are also included within profit before taxation. See Note 2 for further information on the cash flow impacts of the Gulf of Mexico oil spill.

Top of page 18
Capital expenditure and acquisitions

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
			By business
			Upstream
1,149	1,539	1,562	US(a)	3,101	2,795
2,777	2,957	2,844	Non-US	5,801	5,765
3,926	4,496	4,406		8,902	8,560
			Downstream
916	839	777	US	1,616	1,613
388	215	397	Non-US	612	600
1,304	1,054	1,174		2,228	2,213
			Rosneft
-	11,941	-	Non-US(b)	11,941	-
-	11,941	-		11,941	-
			Other businesses and corporate
253	24	68	US	92	411
120	136	172	Non-US	308	259
373	160	240		400	670
5,603	17,651	5,820		23,471	11,443
			By geographical area
2,318	2,402	2,407	US(a)	4,809	4,819
3,285	15,249	3,413	Non-US(b)	18,662	6,624
5,603	17,651	5,820		23,471	11,443
			Included above:
164	-	-	Acquisitions and asset exchanges	-	174
-	11,941	-	Other inorganic capital expenditure(a)(b)	11,941	311

(a)	First half 2012 includes $311 million associated with deepening our natural gas asset base.
(b)	First quarter 2013 includes $11,941 million related to our investment in Rosneft - see Note 3 for further information.

Exchange rates

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
1.58	1.55	1.54	US dollar/sterling average rate for the period	1.54	1.58
1.55	1.51	1.52	US dollar/sterling period-end rate	1.52	1.55
1.28	1.32	1.31	US dollar/euro average rate for the period	1.31	1.30
1.24	1.28	1.30	US dollar/euro period-end rate	1.30	1.24

Top of page 19
Analysis of replacement cost profit before interest and tax and reconciliation to profit before taxation

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
2,913	5,562	4,400	Upstream	9,962	9,896
(1,732)	1,647	1,016	Downstream	2,663	(873)
452	12,500	-	TNK-BP(a)	12,500	1,516
-	85	218	Rosneft(b)	303	-
(522)	(467)	(573)	Other businesses and corporate	(1,040)	(1,193)
1,111	19,327	5,061		24,388	9,346
(843)	(22)	(199)	Gulf of Mexico oil spill response	(221)	(813)
457	427	129	Consolidation adjustment - UPII	556	(84)
725	19,732	4,991	RC profit before interest and tax	24,723	8,449
			Inventory holding gains (losses)
(36)	(2)	(4)	Upstream	(6)	(120)
(2,199)	408	(515)	Downstream	(107)	(704)
(89)	-	-	TNK-BP (net of tax)	-	(63)
-	-	13	Rosneft (net of tax)	13	-
(1,599)	20,138	4,485	Profit before interest and tax	24,623	7,562
253	282	252	Finance costs	534	522
			Net finance expense relating to pensions and
137	122	117	other post-retirement benefits	239	273
(1,989)	19,734	4,116	Profit before taxation	23,850	6,767

			RC profit before interest and tax
(4,246)	1,771	1,206	US	2,977	(2,311)
4,971	17,961	3,785	Non-US	21,746	10,760
725	19,732	4,991		24,723	8,449

(a)	BP ceased equity accounting for its share of TNK-BP's earnings from 22 October 2012. See Note 3 on page 31 for further information.
(b)	BP's investment in Rosneft is accounted under the equity method from 21 March 2013. See Rosneft on page 8 for further information.

IFRS requires that the measure of profit or loss disclosed for each operating segment is the measure that is provided regularly to the chief operating decision maker for the purposes of performance assessment and resource allocation. For BP, both replacement cost (RC) profit or loss before interest and tax and underlying RC profit or loss before interest and tax (see page 2 for further information) are provided regularly to the chief operating decision maker. In such cases IFRS requires that the measure of profit disclosed for each operating segment is the measure that is closest to IFRS, which for BP is RC profit or loss before interest and tax. In addition, a reconciliation is required between the total of the operating segments' measures of profit or loss and the group profit or loss before taxation.

RC profit or loss reflects the replacement cost of supplies. The RC profit or loss for the period is arrived at by excluding from profit or loss inventory holding gains and losses and their associated tax effect. RC profit or loss for the group is not a recognized GAAP measure.

Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost to BP of supplies acquired during the period and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historic cost of purchase, or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge (to the income statement) for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen if an average cost of supplies was used for the period. For this purpose, the average cost of supplies during the period is principally calculated on a monthly basis by dividing the total cost of inventory acquired in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP's management believes it is helpful to disclose this information.

Top of page 20
Non-operating items(a)

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
			Upstream
			Impairment and gain (loss) on sale of businesses
(1,455)	(102)	65	and fixed assets(b)	(37)	(527)
-	-	-	Environmental and other provisions	-	-
-	-	-	Restructuring, integration and rationalization costs	-	-
271	31	135	Fair value gain (loss) on embedded derivatives	166	171
(311)	(9)	(57)	Other	(66)	(317)
(1,495)	(80)	143		63	(673)
			Downstream
			Impairment and gain (loss) on sale of businesses
(2,653)	34	(310)	and fixed assets(c)	(276)	(2,738)
-	(9)	-	Environmental and other provisions	(9)	-
(12)	(2)	(2)	Restructuring, integration and rationalization costs	(4)	(24)
-	-	-	Fair value gain (loss) on embedded derivatives	-	-
(13)	(4)	(11)	Other	(15)	(22)
(2,678)	19	(323)		(304)	(2,784)
			TNK-BP
			Impairment and gain (loss) on sale of businesses
-	12,500	-	and fixed assets	12,500	(93)
-	-	-	Environmental and other provisions	-	-
-	-	-	Restructuring, integration and rationalization costs	-	-
-	-	-	Fair value gain (loss) on embedded derivatives	-	-
-	-	-	Other	-	-
-	12,500	-		12,500	(93)
			Other businesses and corporate
			Impairment and gain (loss) on sale of businesses
29	(1)	(129)	and fixed assets	(130)	(21)
-	-	(6)	Environmental and other provisions	(6)	(15)
(1)	(2)	-	Restructuring, integration and rationalization costs	(2)	(1)
(1)	-	-	Fair value gain (loss) on embedded derivatives	-	-
(9)	(3)	-	Other(d)	(3)	(181)
18	(6)	(135)		(141)	(218)
(843)	(22)	(199)	Gulf of Mexico oil spill response	(221)	(813)
(4,998)	12,411	(514)	Total before interest and taxation	11,897	(4,581)
(4)	(10)	(10)	Finance costs(e)	(20)	(10)
(5,002)	12,401	(524)	Total before taxation	11,877	(4,591)
1,663	23	158	Taxation credit (charge)(f)	181	1,437
(3,339)	12,424	(366)	Total after taxation for period	12,058	(3,154)

(a)
Non-operating items are charges and credits arising in consolidated entities and in TNK-BP that are included in the financial statements and that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers not to be part of underlying business operations and are disclosed in order to enable investors better to understand and evaluate the group's reported financial performance. An analysis of non-operating items by region is shown on pages 5, 7 and 9.

(b)
Second quarter 2012 includes net impairment charges of $2,113 million, primarily relating to our US shale gas assets and the decision to suspend the Liberty project in Alaska, partially offset by net gains on disposals of $658 million.

(c)	Second quarter 2012 includes impairment charges of $2,665 million in the fuels business, mainly relating to certain refineries in our global portfolio, predominantly in the US.
(d)	Second quarter and half year 2012 include $10 million and $171 million respectively relating to our exit from the solar business.
(e)	Finance costs relate to the Gulf of Mexico oil spill. See Note 2 for further details.
(f)
For the Gulf of Mexico oil spill and certain impairment losses and disposal gains, tax is based on statutory rates, except for non-deductible items. For other items reported for consolidated subsidiaries, tax is calculated using the group's discrete quarterly effective tax rate (adjusted for the items noted above and equity-accounted earnings). Non-operating items reported within the equity-accounted earnings of TNK-BP are reported net of tax.

Top of page 21
Non-GAAP information on fair value accounting effects

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
			Favourable (unfavourable) impact relative to
			management's measure of performance
7	(60)	(31)	Upstream	(91)	(126)
(187)	(13)	138	Downstream	125	(149)
(180)	(73)	107		34	(275)
72	30	(53)	Taxation credit (charge)(a)	(23)	112
(108)	(43)	54		11	(163)

(a)	Tax is calculated using the group's discrete quarterly effective tax rate (adjusted for the Gulf of Mexico oil spill, equity-accounted earnings and certain impairment losses and disposal gains).

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historic cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

BP enters into commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of BP's gas production. Under IFRS these contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.

IFRS requires that inventory held for trading be recorded at its fair value using period-end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity, oil and gas processing and liquefied natural gas (LNG) that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments, which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management's internal measure of performance. Under management's internal measure of performance the inventory, capacity, oil and gas processing and LNG contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management's internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
			Upstream
			Replacement cost profit before interest and tax
2,906	5,622	4,431	adjusted for fair value accounting effects	10,053	10,022
7	(60)	(31)	Impact of fair value accounting effects	(91)	(126)
2,913	5,562	4,400	Replacement cost profit before interest and tax	9,962	9,896
			Downstream
			Replacement cost profit before interest and tax
(1,545)	1,660	878	adjusted for fair value accounting effects	2,538	(724)
(187)	(13)	138	Impact of fair value accounting effects	125	(149)
(1,732)	1,647	1,016	Replacement cost profit (loss) before interest and tax	2,663	(873)
			Total group
			Profit before interest and tax
(1,419)	20,211	4,378	adjusted for fair value accounting effects	24,589	7,837
(180)	(73)	107	Impact of fair value accounting effects	34	(275)
(1,599)	20,138	4,485	Profit (loss) before interest and tax	24,623	7,562

Top of page 22
Realizations and marker prices

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			Average realizations(a)
			Liquids ($/bbl)(b)
101.16	96.11	90.51	US	93.44	100.20
104.18	107.15	99.12	Europe	103.49	110.91
99.72	108.04	97.26	Rest of World	102.50	107.21
100.89	103.11	94.92	BP Average	99.08	104.67
			Natural gas ($/mcf)
1.91	2.92	3.37	US	3.15	2.08
9.06	9.78	9.37	Europe	9.59	8.43
5.09	6.12	5.89	Rest of World	6.01	5.22
4.54	5.52	5.37	BP Average	5.45	4.62
			Total hydrocarbons ($/boe)
61.35	62.94	58.62	US	60.82	62.20
82.13	90.93	84.24	Europe	87.86	84.92
55.48	62.22	59.53	Rest of World	60.90	57.94
60.17	65.11	61.27	BP Average	63.23	62.18
			Average oil marker prices ($/bbl)
108.29	112.57	102.43	Brent	107.50	113.61
93.30	94.29	94.07	West Texas Intermediate	94.17	98.16
109.85	110.97	104.53	Alaska North Slope	107.65	114.12
104.05	109.10	99.41	Mars	104.10	109.73
106.31	110.53	101.89	Urals (NWE - cif)	106.21	111.76
48.22	55.24	51.28	Russian domestic oil	53.22	53.09
			Average natural gas marker prices
2.21	3.34	4.10	Henry Hub gas price ($/mmBtu)(c)	3.72	2.47
57.38	73.83	65.60	UK Gas - National Balancing Point (p/therm)	69.72	58.41

(a)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(b)	Crude oil and natural gas liquids.
(c)	Henry Hub First of Month Index.

BP share of TNK-BP production for comparative periods

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
			Production (net of royalties) (BP share)(a)(b)
881	758	-	Crude oil (mb/d)	377	880
779	745	-	Natural gas (mmcf/d)	370	796
1,016	886	-	Total hydrocarbons (mboe/d)(c)	441	1,018

(a)
BP continued to report its share of TNK-BP's production and reserves following the agreement to sell its 50% share to Rosneft until the sale completed on 21 March 2013. Estimated hydrocarbon production for the first quarter 2013 and first half 2013 represents BP's share of TNK-BP's estimated production from 1 January to 20 March, averaged over the full quarter or half year as appropriate.

(b)	On 21 March 2013, Rosneft acquired 100% of TNK-BP. BP's share of Rosneft production, which includes TNK-BP, is shown on page 8.
(c)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Top of page 23
Notes

1.       Basis of preparation

          (a) Basis of preparation

          The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.

          The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2012 included in BP Annual Report and Form 20-F 2012.

          After making enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis of accounting in preparing the interim financial statements.

          BP prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board
          (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group's consolidated financial statements for the periods presented.

         To the greatest extent possible, the financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2013. These accounting policies differ from those used in BP Annual Report and Form 20-F 2012 as noted below.

         Segmental reporting

         On 21 March 2013, BP completed sale and purchase agreements with Rosneft and Rosneftegaz - the Russian state-owned parent company of Rosneft - for the sale of BP's 50% interest in TNK-BP to Rosneft, and for BP's further investment in Rosneft. With effect from that date, BP's 19.75% shareholding in Rosneft is accounted for using the equity method and is reported as a separate operating segment.

         Comparative group income statement and group balance sheet

         As noted in BP's results announcement for the first quarter 2013, in addition to the changes made to the comparative data presented in this report as a result of the adoption of the amended IAS 19 and the new standard IFRS 11
        (as detailed below), the comparative group balance sheet as at 31 December 2012 also reflects an adjustment, made subsequent to releasing our unaudited fourth quarter and full year 2012 results announcement dated 5 February
        2013, which was included in the balance sheet approved by the board of directors on 6 March 2013 and published in BP Annual Report and Form 20-F 2012. The difference relates to an adjustment of $0.8 billion that was made to decrease provisions relating to the Gulf of Mexico oil spill as at 31 December 2012, with a corresponding decrease in the reimbursement asset. There was no impact on profit or loss for the year. A further adjustment was made to the group income statement to correct a $4.7 billion understatement of revenue and purchases for the year ended 31 December 2012. There was no impact on profit or loss for the year. For further information, see BP Annual
       Report and Form 20-F 2012.

       New or amended International Financial Reporting Standards adopted

      BP adopted several new or amended accounting standards issued by the IASB with effect from 1 January 2013.

      IFRS 10 'Consolidated Financial Statements', IFRS 11 'Joint Arrangements' and IFRS 12 'Disclosure of Interests in Other Entities' were issued in May 2011. The main impact of this suite of new standards for BP is that certain of the group's jointly controlled entities, which were previously equity-accounted, now fall under the definition of a joint operation under IFRS 11 and thus we now recognize the group's assets, liabilities, revenue and expenses relating to these arrangements. Whilst the effect on the group's reported income and net assets as a result of the new requirements is not material, the change impacts certain of the component lines of the income statement, balance sheet and cash flow statement. On the balance sheet, there is a reduction in investments in joint ventures of approximately $7 billion as at 31 December 2012, which is replaced with the recognition (on the relevant line items, principally intangible assets and property, plant and equipment) of our share of the assets and liabilities relating to these arrangements.

      An amended version of IAS 19 'Employee Benefits' was issued in June 2011. The main impact for BP is that the expense for defined benefit pension and other post-retirement benefit plans now includes a net interest income or expense, which is calculated by applying the discount rate used for measuring the obligation and applying that to the net defined benefit asset or liability. This means that the expected return on assets credited to profit or loss
      (previously calculated based on the expected long-term return on pension assets) is now based on a lower corporate bond rate, the same rate that is used to discount the pension liability. Under the amended IAS 19, profit before tax was $767 million and $500 million lower for full year 2012 and the first half of 2013 respectively, with corresponding pre-tax increases in other comprehensive income. There is no impact on cash flows or on the balance sheet at
      31 December 2012 or 30 June 2013.

Top of page 24
Notes

1.       Basis of preparation (continued)

          The accounting policies which will be used in preparing BP Annual Report and Form 20-F 2013 which differ from those used in BP Annual Report and Form 20-F 2012 are shown in full in BP Financial and Operating
          Information 2008-2012 available on bp.com/investors.

          There are no other new or amended standards or interpretations adopted with effect from 1 January 2013 that have a significant effect on the financial statements.

          (b) Impact of the adoption of new or amended International Financial Reporting Standards

          The following tables set out the adjustments made to certain selected line items of the previously reported comparative amounts as a result of the adoption of the amended IAS 19 'Employee Benefits' and the new standard IFRS
          11 'Joint Arrangements'.

          Annual restated information for 2012 is shown in BP Financial and Operating Information 2008-2012 available on bp.com/investors. Full restated quarterly information for 2012 was published in the quarterly supplement of BP
         Financial and Operating Information 2008-2012 on bp.com/investors in May 2013.

	First		Second		Third		Fourth		Full
	quarter		quarter		quarter		quarter		year
	2012		2012		2012		2012		2012
Selected lines only	As	As	As	As	As	As	As	As	As	As
	reported	restated	reported	restated	reported	restated	reported	restated	reported	restated
$ million
(except per share amounts)
Income statement
Earnings from joint
ventures - after
interest and tax	290	151	88	(36)	235	107	131	38	744	260
Net finance income
(expense) relating to
pensions and other
post-retirement benefits	53	(136)	55	(137)	58	(133)	35	(160)	201	(566)
Profit (loss) for the period	5,976	5,828	(1,340)	(1,474)	5,500	5,347	1,680	1,550	11,816	11,251

Earnings per share
Basic (cents)	31.17	30.39	(7.29)	(7.99)	28.54	27.74	8.48	7.80	60.86	57.89
Diluted (cents)	30.74	29.97	(7.29)	(7.99)	28.39	27.59	8.43	7.75	60.45	57.50

Replacement cost
profit (loss) before
interest and tax
Upstream
US	2,534	2,534	(1,584)	(1,584)	1,178	1,178	4,790	4,790	6,918	6,918
Non-US	4,445	4,449	4,497	4,497	3,732	3,729	2,882	2,898	15,556	15,573
	6,979	6,983	2,913	2,913	4,910	4,907	7,672	7,688	22,474	22,491
Downstream
US	158	158	(1,984)	(1,984)	1,106	1,106	478	478	(242)	(242)
Non-US	698	701	248	252	1,297	1,302	845	851	3,088	3,106
	856	859	(1,736)	(1,732)	2,403	2,408	1,323	1,329	2,846	2,864
Group
US	1,935	1,935	(4,246)	(4,246)	1,422	1,422	1,069	1,069	180	180
Non-US	5,781	5,789	4,967	4,971	5,956	5,959	3,443	3,464	20,147	20,183
	7,716	7,724	721	725	7,378	7,381	4,512	4,533	20,327	20,363

Balance sheet
Property, plant and
equipment	119,991	124,379	117,565	121,960	119,687	124,288	120,488	125,331	120,488	125,331
Intangible assets	22,000	22,570	22,345	22,919	23,184	23,766	24,041	24,632	24,041	24,632
Investments in joint
ventures	15,862	8,578	15,672	8,532	15,920	8,843	15,724	8,614	15,724	8,614
Net assets	119,220	119,315	113,323	113,415	118,773	118,883	119,620	119,752	119,620	119,752

Cash flow statement
Profit (loss) before
taxation	8,923	8,756	(1,815)	(1,989)	8,239	8,064	3,462	3,300	18,809	18,131
Net cash provided by
(used in) operating
activities	3,367	3,406	4,403	4,448	6,287	6,246	6,340	6,379	20,397	20,479
Net cash provided by
(used in) investing
activities	(4,329)	(4,308)	(3,462)	(3,473)	(4,672)	(4,702)	(499)	(592)	(12,962)	(13,075)
Increase (decrease) in
cash and cash
equivalents	25	90	789	808	1,160	1,099	3,507	3,461	5,481	5,458

Top of page 25
Notes

2.       Gulf of Mexico oil spill

(a) Overview

As a consequence of the Gulf of Mexico oil spill, BP continues to incur various costs and has also recognized liabilities for future costs. The information presented in this note should be read in conjunction with BP Annual
Report and Form 20-F 2012 - Financial statements - Note 2, Note 36 and Note 43 and Legal proceedings on pages 162 - 169 and on pages 43 - 45 of this report.

The group income statement includes a pre-tax charge of $209 million for the second quarter in relation to the Gulf of Mexico oil spill and $241 million for the first half 2013. The second-quarter charge reflects an increase in the litigation and claims provision, the ongoing costs of the Gulf Coast Restoration Organization and adjustments to other provisions. The cumulative pre-tax income statement charge since the incident amounts to
$42,448 million.

The cumulative income statement charge does not include amounts for obligations that BP considers are not possible, at this time, to measure reliably. For further information see Provisions below.

The total amounts that will ultimately be paid by BP in relation to all the obligations relating to the incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors, as discussed under Provisions below, including in relation to any new information or future developments. These could have a material impact on our consolidated financial position, results of operations and cash flows. The risks associated with the incident could also heighten the impact of the other risks to which the group is exposed as further described under Principal risks and uncertainties on pages 35 - 42.

The amounts set out below reflect the impacts on the financial statements of the Gulf of Mexico oil spill for the periods presented. The income statement, balance sheet and cash flow statement impacts are included within the relevant line items in those statements as set out below.

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
			Income statement
843	22	199	Production and manufacturing expenses	221	813
(843)	(22)	(199)	Profit (loss) before interest and taxation	(221)	(813)
4	10	10	Finance costs	20	10
(847)	(32)	(209)	Profit (loss) before taxation	(241)	(823)
102	(5)	42	Taxation	37	76
(745)	(37)	(167)	Profit (loss) for the period	(204)	(747)

		30 June 2013	31 December 2012
		Of which:		Of which:
		amount related		amount related
	Total	to the trust fund	Total	to the trust fund
$ million
Balance sheet
Current assets
Trade and other receivables	4,530	4,530	4,239	4,178
Current liabilities
Trade and other payables	(1,063)	(1)	(522)	(22)
Provisions	(5,183)	-	(5,449)	-
Net current assets (liabilities)	(1,716)	4,529	(1,732)	4,156
Non-current assets
Other receivables	2,067	2,067	2,264	2,264
Non-current liabilities
Other payables	(3,144)	-	(175)	-
Provisions	(6,057)	-	(9,751)	-
Deferred tax	3,443	-	4,002	-
Net non-current assets (liabilities)	(3,691)	2,067	(3,660)	2,264
Net assets (liabilities)	(5,407)	6,596	(5,392)	6,420

Top of page 26
Notes

2.       Gulf of Mexico oil spill (continued)

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
			Cash flow statement - Operating activities
(847)	(32)	(209)	Profit (loss) before taxation	(241)	(823)
			Adjustments to reconcile profit (loss) before
			taxation to net cash provided by operating
			activities
			Net charge for interest and other finance
4	10	10	expense, less net interest paid	20	10
585	304	1,390	Net charge for provisions, less payments	1,694	670
			Movements in inventories and other current
(1,439)	(828)	(1,430)	and non-current assets and liabilities	(2,258)	(3,300)
(1,697)	(546)	(239)	Pre-tax cash flows	(785)	(3,443)

Net cash from operating activities relating to the Gulf of Mexico oil spill, on a post-tax basis, amounted to an inflow of $142 million and an outflow of $189 million in the second quarter and first half of 2013 respectively. For the same periods in 2012, the amounts were an outflow of $1,669 million and $2,877 million respectively.

Trust fund

BP established the Deepwater Horizon Oil Spill Trust (the Trust), funded in the amount of $20 billion, to satisfy legitimate individual and business claims, state and local government claims resolved by BP, final judgments and settlements, state and local response costs, and natural resource damages and related costs. The Trust is available to fund the qualified settlement funds (QSFs) established under the terms of the settlement agreements (comprising the Economic and Property Damages Settlement Agreement (EPD Settlement Agreement) and the Medical Benefits Class Action Settlement) with the Plaintiffs' Steering Committee (PSC) administered through the Deepwater Horizon Court Supervised Settlement Program (DHCSSP), and the separate BP claims programme - see below for further information. Fines and penalties are not covered by the trust fund.

The funding of the Trust was completed in the fourth quarter of 2012. The obligation to fund the $20-billion trust fund, adjusted to take account of the time value of money, was recognized in full in 2010 and charged to the income statement.

An asset has been recognized representing BP's right to receive reimbursement from the trust fund. This is the portion of the estimated future expenditure provided for that will be settled by payments from the trust fund. We use the term 'reimbursement asset' to describe this asset. BP will not actually receive any reimbursements from the trust fund, instead payments will be made directly from the trust fund, and BP will be released from its corresponding obligation. The reimbursement asset is recorded within other receivables on the balance sheet apportioned between current and non-current elements. The table below shows movements in the reimbursement asset during the period to 30 June 2013. The increase in the provision of $1,419 million for the second quarter ($1,911 million for the first half) relates principally to business economic loss claims processed by the DHCSSP for which eligibility notices have been issued, as well as increases in the provision for claims administration costs. The amount of the reimbursement asset at 30 June 2013 is equal to the amount of provisions and payables recognized at that date that will be covered by the trust fund - see below.

	Second	First
	quarter	half
	2013	2013
$ million
Opening balance	6,156	6,442
Increase in provision for items covered by the trust fund	1,419	1,911
Amounts paid directly by the trust fund	(978)	(1,756)
At 30 June 2013	6,597	6,597
Of which - current	4,530	4,530
- non-current	2,067	2,067

Any increases in estimated future expenditure that will be covered by the trust fund (up to an aggregate of $20 billion) have no net income statement effect as a reimbursement asset is also recognized, as described above. As at 30 June 2013, the cumulative charges, and the associated reimbursement asset recognized, amounted to $19,707 million. Thus, a further $293 million could be charged in subsequent periods for items covered by the trust fund with no net impact on the income statement. Additional liabilities in excess of this amount regarding claims under the Oil Pollution Act of 1990 (OPA 90), claims that are currently administered by the DHCSSP, or otherwise,

Top of page 27
Notes

2.       Gulf of Mexico oil spill (continued)

including the various claims described in Legal proceedings on pages 43 - 45 in this report and on pages 162 - 169 of BP Annual Report and Form 20-F 2012, would be expensed to the income statement. Information on those items that currently cannot be reliably estimated is provided under Provisions below. Given the current rate of issuing eligibility notices for business economic loss claims under the DHCSSP, we expect that in the third quarter the remaining amount for items covered by the trust fund will be fully utilized and additional amounts will be charged to the income statement.

Under the terms of the EPD Settlement Agreement with the PSC, several QSFs were established in 2012. These QSFs each relate to specific elements of the agreement, have been and will continue to be funded through payments from the Trust, and are available to make payments to claimants in accordance with those elements of the agreement.

As at 30 June 2013, the aggregate cash balances in the Trust and the QSFs amounted to $8,240 million, including $1,351 million remaining in the seafood compensation fund which has yet to be distributed. Should the cash balances in the trust fund not be sufficient, payments in respect of legitimate claims and other costs will be made directly by BP.

The EPD Settlement Agreement with the PSC provides for a court-supervised settlement programme which commenced operation on 4 June 2012. The interpretation of the EPD Settlement Agreement is currently subject to challenge. In addition, a separate BP claims programme began processing claims from claimants not in the Economic and Property Damages class as determined by the EPD Settlement Agreement or who have requested to opt out of that settlement. Payments made to claimants through the BP claims programme are paid directly from the Trust. A separate claims administrator has been appointed to pay medical claims and to implement other aspects of the Medical Benefits Class Action Settlement. For further information on the PSC settlements, see Legal proceedings on pages 43 - 45 herein and on pages 166 - 168 in BP Annual Report and Form 20-F 2012.

(b) Provisions and contingent liabilities

BP has recorded certain provisions and disclosed certain contingent liabilities as a consequence of the Gulf of Mexico oil spill. These are described below and in more detail in BP Annual Report and Form 20-F 2012 - Financial statements - Notes 2, 36 and 43.

Provisions

BP has recorded provisions relating to the Gulf of Mexico oil spill in relation to environmental expenditure, spill response costs, litigation and claims, and Clean Water Act penalties. Movements in each class of provision during the second quarter and first half of 2013 are presented in the tables below.

				Litigation	Clean
			Spill	and	Water Act
		Environmental	response	claims	penalties	Total
$ million
At 1 April 2013		1,742	320	5,222	3,510	10,794
Increase (decrease) in provision -
items not covered by the trust fund		-	(72)	250	-	178
Increase in provision - items
covered by the trust fund		-	-	1,419	-	1,419
Utilization	- paid by BP	(14)	(43)	(150)	-	(207)
	- paid by the trust fund	(65)	-	(879)	-	(944)
At 30 June 2013		1,663	205	5,862	3,510	11,240
Of which	- current	514	175	4,494	-	5,183
	- non-current	1,149	30	1,368	3,510	6,057
Of which	- payable from the
	trust fund	1,298	47	5,201	-	6,546

Top of page 28
Notes

2.       Gulf of Mexico oil spill (continued)

				Litigation	Clean
			Spill	and	Water Act
		Environmental	response	claims	penalties	Total
	$ million
	At 1 January 2013	1,862	345	9,483	3,510	15,200
	Increase (decrease) in provision -
	items not covered by the trust fund	(24)	(66)	258	-	168
	Increase in provision - items
	covered by the trust fund	24	-	1,887	-	1,911
	Unwinding of discount	1	-	-	-	1
	Reclassified to other payables	-	-	(3,933)	-	(3,933)
Utilization	- paid by BP	(37)	(74)	(274)	-	(385)
	- paid by the trust fund	(163)	-	(1,559)	-	(1,722)
	At 30 June 2013	1,663	205	5,862	3,510	11,240

Environmental
The environmental provision includes amounts for BP's commitment to fund the Gulf of Mexico Research Initiative, estimated natural resource damage (NRD) assessment costs and early NRD restoration projects under the $1-billion framework agreement.

Spill response
The spill response provision relates primarily to ongoing shoreline operational activity.

Litigation and claims
The litigation and claims provision includes amounts that can be reliably estimated for the future cost of settling claims by individuals and businesses for removal costs, damage to real or personal property, lost profits or impairment of earning capacity and loss of subsistence use of natural resources ("Individual and Business Claims"), other than as noted below, and claims by state and local government entities for removal costs, physical damage to real or personal property, loss of government revenue and increased public services costs ("State and Local Claims") under OPA 90, except as described under Contingent liabilities below. Claims administration costs and legal fees have also been provided for.

BP has provided for its best estimate of the cost associated with the PSC settlement agreements with the exception of business economic loss claims. BP has provided only for business economic loss claims for which eligibility notices have been issued by the DHCSSP and continues to consider that no reliable estimate can be made of business economic loss claims not yet received or not yet processed by the DHCSSP. Further details are provided below.

The provision for business economic loss claims for which eligibility notices have been issued by the DHCSSP has been increased by $0.9 billion during the second quarter to reflect additional notices issued for claims received and processed subsequent to finalizing BP's first quarter results announcement dated 30 April 2013. In addition, further claims administration costs of $0.5 billion have been provided for in the second quarter.

As disclosed in BP Annual Report and Form 20-F 2012, as part of its monitoring of payments made by the DHCSSP, BP identified multiple business economic loss claim determinations that appeared to result from an interpretation of the EPD Settlement Agreement by the claims administrator that BP believes was incorrect. On 5 March2013, the federal district court in New Orleans (the District Court) affirmed the claims administrator's interpretation of the agreement and rejected BP's position as it relates to business economic loss claims and BP's related motions for injunctions and other relief. BP has appealed the District Court's ruling on the interpretation of the EPD Settlement Agreement as it relates to business economic loss claims to the US Court of Appeals for the Fifth Circuit (the Fifth Circuit) and oral arguments were presented to the Fifth Circuit on 8 July 2013. For further information, see Legal proceedings on pages 43 - 45 in this report.

Given: (i) the inherent uncertainty as to the interpretation of the EPD Settlement Agreement that currently exists and will continue until the Fifth Circuit rules in the appeal described above and thereafter until the impact of such ruling on the value and volume of future claims becomes clear; (ii) the lack of sufficient claims data under the DHCSSP from which to extrapolate any reliable trends - the number of claims received and the average claims payments have been higher than previously assumed by BP, which may or may not continue; and (iii) uncertainty as to the ultimate deadline for filing business economic loss claims, which is dependent on the date at which all relevant appeals are concluded, management is unable to estimate reliably future claims based on the claims data received to date and therefore continues to believe that no reliable estimate can be made of any business economic loss claims not yet received or not yet processed by the DHCSSP. A provision will be established when a reliable estimate can be made of the liability as explained more fully below.

Top of page 29
Notes

2.       Gulf of Mexico oil spill (continued)

As reported in BP Annual Report and Form 20-F 2011, the estimated cost of the PSC settlement for Individual and Business Claims was originally $7.8 billion. BP's current estimate of the total cost of those elements of the PSC settlement that can be estimated reliably, which for business economic loss claims only includes claims for which eligibility notices have been issued by the DHCSSP, is $9.6 billion. The provision excludes any future business economic loss claims not yet received or not yet processed by the DHCSSP.

If BP is successful in challenging the claims administrator's interpretation of the EPD Settlement Agreement before the Fifth Circuit, the total cost of the PSC settlement will nevertheless be significantly higher than the current estimate of $9.6 billion because the current estimate does not reflect business economic loss claims not yet received or not yet processed. There are a significant number of business economic loss claims which have been received but have not yet been processed, and further claims are likely to be received.

If BP is ultimately unsuccessful in its challenge of the claims administrator's interpretation of the EPD Settlement Agreement, a further significant increase to the total cost of the PSC settlement will be required. In addition to the current challenge before the Fifth Circuit, BP is continuing to evaluate available further legal options to challenge the District Court's rulings and their effect. However, there can be no certainty as to how the dispute will ultimately be resolved or determined.

To the extent that the costs of the PSC settlement cause the aggregate amounts provided for under the Trust to exceed $20 billion, such costs will be charged to the income statement.The PSC settlement is uncapped except for economic loss claims related to the Gulf seafood industry.

The provision recognized for litigation and claims includes an estimate for State and Local Claims. Although the provision recognized is BP's current reliable best estimate of the amount required to settle these obligations, significant uncertainty exists in relation to the outcome of any litigation proceedings and the amount of claims that will become payable by BP. See Legal proceedings on pages 43 - 45 and Contingent liabilities below for further details.

Clean Water Act penalties
A provision was recognized in 2010 for the estimated civil penalties for strict liability under the Clean Water Act, which are based on a specified range per barrel of oil released. No adjustments have been made subsequently to this estimate. The penalty rate per barrel used to calculate the provision is based upon the company's conclusion, amongst other things, that it did not act with gross negligence or engage in wilful misconduct. The amount and timing of the amount to be paid ultimately is subject to significant uncertainty since it will depend on what is determined by the court in the federal multi-district litigation proceedings in New Orleans (MDL 2179) as to gross negligence, the volume of oil spilled and the application of penalty factors, or upon any settlement, if one were to be reached. The trial court has wide discretion in its determination as to whether a defendant's conduct involved gross negligence. See BP Annual Report and Form 20-F 2012 - Financial statements - Note 36 for further details.

Provision movements and analysis of income statement charge
A net increase in the provision for the estimated cost of the settlement with the PSC and various other costs of $1,597 million for the second quarter and $2,079 million for the first half was recognized. In addition, the provisions relating to the agreement with the US government to resolve all criminal claims and relating to the Gulf Region Health Outreach Program, amounting to $3.9 billion, were reclassified to payables during the first quarter, upon court approval. Utilization of the provision of $2,107 million during the first half of 2013 included $1,460 million paid out under the PSC settlement from the Trust.

The total charge in the income statement is analysed in the table below.

	Second	First
	quarter	half
	2013	2013
$ million
Net increase in provisions	1,597	2,079
Recognition of reimbursement asset	(1,419)	(1,911)
Other net costs charged (credited) directly to the income statement	21	53
Loss before interest and taxation	199	221
Finance costs	10	20
Loss before taxation	209	241

Top of page 30
Notes

2.       Gulf of Mexico oil spill (continued)

Items not provided for and uncertainties
BP considers that it is not possible, at this time, to measure reliably other obligations arising from the incident, namely any obligation in relation to Natural Resource Damages claims (except for the estimated costs of the assessment phase and the costs relating to early restoration agreements referred to above), claims asserted in civil litigation including any further litigation through excluded parties from the PSC settlement including as set out in Legal proceedings on pages 43 - 45, the cost of business economic loss claims under the PSC settlement not yet received or not yet processed by the DHCSSP, any further obligation that may arise from state and local government submissions under OPA 90 and any obligation in relation to other potential private or governmental litigation, fines or penalties (except for the Clean Water Act civil penalty claims and governmental claims as described above under Provisions), nor is it practicable to estimate their magnitude or possible timing of payment. These items are therefore disclosed as contingent liabilities - see BP Annual Report and Form 20-F 2012 - Financial statements - Note 43.

Significant uncertainties exist in relation to the amount of claims that are to be paid and will become payable, including claims payable under the DHCSSP and State and Local Claims. There is significant uncertainty in relation to the amounts that ultimately will be paid in relation to current claims, and the number, type and amounts payable for claims not yet reported. In addition, there is further uncertainty in relation to interpretations of the claims administrator regarding the protocols relating to business economic loss claims, (which, as set out more fully in Legal Proceedings on pages 43- 45, are subject to appeal) under the EPD Settlement Agreement and judicial interpretation of these protocols, and the outcomes of any further litigation including in relation to potential opt-outs from the settlement or otherwise.

Furthermore, significant uncertainty exists in relation to the amount of fines that will ultimately be levied on BP (including any determination of BP's culpability based on any findings of negligence, gross negligence or wilful misconduct), the outcome of litigation proceedings, and any costs arising from any longer-term environmental consequences of the oil spill, which will also impact upon the ultimate cost for BP. The amount and timing of any amounts payable could also be impacted by any further settlements which may or may not occur.

Further information on provisions is provided in BP Annual Report and Form 20-F 2012 - Financial statements -Note 36.

Contingent liabilities

Since 6 March 2013, BP has been named as a defendant in more than 2,200 additional civil lawsuits brought by individuals, corporations and government entities related to the incident, and further actions are likely to be brought. See Legal proceedings on pages 43 - 45 for further information. Until further fact and expert disclosures occur, court rulings clarify the venue for these lawsuits and the issues in dispute, liability and damage trial activity nears or progresses, or other actions such as possible settlements occur, it is not possible given these uncertainties to arrive at a range of outcomes or a reliable estimate of the liabilities that may accrue to BP in connection with or as a result of these lawsuits. Therefore no amounts have been provided for these additional civil lawsuits as at 30 June 2013.

At 30 June 2013 the magnitude and timing of all possible obligations in relation to the Gulf of Mexico oil spill continue to be subject to a very high degree of uncertainty. Furthermore, for those items where a provision has been recorded, significant uncertainty also exists in relation to the ultimate exposure and cost to BP.

See also BP Annual Report and Form 20-F 2012 - Financial statements - Note 43.

Top of page 31
Notes

3.     Disposal of TNK-BP and investment in Rosneft

Disposal of TNK-BP

In BP Annual Report and Form 20-F 2012 the transaction to sell BP's investment in TNK-BP and acquire an investment in Rosneft was described as consisting of three tranches under which BP would receive $25.4 billion (including the $0.7 billion dividend received from TNK-BP in December 2012) and Rosneft shares representing a 3.04% stake in Rosneft; BP would then use $4.8 billion of the cash to acquire a further 5.66% in Rosneft from Rosneftegaz and $8.3 billion to acquire a further 9.80% stake in Rosneft from a Rosneft subsidiary. On completion, the transactions between BP, Rosneft and the Rosneft subsidiary were instead settled on a net basis, so that BP received the 9.80% stake in Rosneft directly rather than receiving and immediately paying $8.3 billion in cash. The net result was the same.

The gain on disposal of BP's investment in TNK-BP, recognized in the TNK-BP segment in the first quarter, was $12.5 billion as shown in the table below.

$ million
Agreed cash disposal proceeds	25,425
Amount settled net in Rosneft shares (9.80% stake)	(8,309)
TNK-BP dividend received by BP in December 2012	(709)
Interest on cash proceeds	239
Disposal proceeds received in cash	16,646
Shares in Rosneft received (9.80% and 3.04% stake)	10,755
Consideration received	27,401
Less: carrying value of investment in TNK-BP	(12,393)
15,008
Deferral of gain	(2,959)
Gain on existing 1.25% investment in Rosneft	523
Other	(72)
Gain on disposal of investment in TNK-BP	12,500

Disposal proceeds of $4.9 billion were used to purchase the 5.66% stake in Rosneft from Rosneftegaz ($4.8 billion described above plus $0.1 billion of interest). The net cash inflow relating to the transaction included in net cash flow from investing activities in the cash flow statement was $11.8 billion.

Part of the gain arising on the disposal, amounting to $3.0 billion, was deferred due to BP selling its investment in TNK-BP to Rosneft, which in turn is now accounted for by BP as an associate. The deferred gain will be released to BP's income statement over time as the TNK-BP assets are depreciated or amortized.

Investment in Rosneft

BP's investment in Rosneft is included in the balance sheet within investments in associates. The investment is measured at cost less the deferred gain described above (in roubles), plus post-acquisition changes in BP's share of Rosneft's net assets.

$ million
Shares in Rosneft received	10,755
Shares purchased from Rosneftegaz	4,871
Value of agreements to purchase Rosneft shares accounted for as derivatives	(726)
Deferred gain	(2,959)
Amount included in capital expenditure	11,941
Value of existing 1.25% investment in Rosneft	1,006
Investment in Rosneft on completion	12,947

During the first quarter a charge of $2.1 billion (fourth quarter 2012 $1.4 billion credit) was recognized in other comprehensive income in relation to the agreements which were accounted for as derivatives in a cash flow hedge. The resulting cumulative charge of $0.7 billion recognized in other comprehensive income would only be recognized in the income statement if the investment in Rosneft were either sold or impaired. The cash flow hedge derivatives were valued using the quoted Rosneft share price at the time the deal completed, of $7.60 per share. BP's share of the fair value of Rosneft's identifiable net assets, and the consequent impact on the depreciation and amortization recognized via equity accounting in BP's income statement, are provisional at 30 June, and will be finalized during the remainder of 2013.

Top of page 32
Notes

4.       Non-current assets held for sale

The disposals of the assets and associated liabilities classified as held for sale at 31 December 2012 completed during the first half of 2013. The sale of the Maclure, Harding and Devenick fields and non-operated interests in the Brae complex of fields and the Braemar field in the central North Sea, and the sale of the Carson refinery in California and related assets in the region completed during the second quarter. The sale of BP's investment in TNK-BP completed during the first quarter, as described in Note 3, as did the sale of the Texas City refinery.

5.       Sales and other operating revenues

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
			By business
16,606	18,218	16,418	Upstream	34,636	35,945
88,262	86,784	88,348	Downstream	175,132	174,950
527	420	414	Other businesses and corporate	834	955
105,395	105,422	105,180		210,602	211,850

			Less: sales and other operating revenues
			between businesses
10,348	10,861	10,116	Upstream	20,977	21,005
(163)	240	109	Downstream	349	583
235	214	244	Other businesses and corporate	458	409
10,420	11,315	10,469		21,784	21,997

			Third party sales and other operating revenues
6,258	7,357	6,302	Upstream	13,659	14,940
88,425	86,544	88,239	Downstream	174,783	174,367
292	206	170	Other businesses and corporate	376	546
			Total third party sales and other operating
94,975	94,107	94,711	revenues	188,818	189,853

			By geographical area
36,372	35,281	34,624	US	69,905	70,874
67,716	68,316	69,863	Non-US	138,179	138,119
104,088	103,597	104,487		208,084	208,993
			Less: sales and other operating revenues
9,113	9,490	9,776	between areas	19,266	19,140
94,975	94,107	94,711		188,818	189,853

6. Production and similar taxes

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
307	372	218	US	590	797
1,520	1,623	1,454	Non-US	3,077	3,376
1,827	1,995	1,672		3,667	4,173

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Notes

7. Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. During the quarter the company repurchased 267 million ordinary shares at a cost of $1,897 million as part of the share repurchase programme announced on 22 March 2013. The number of shares in issue is reduced when shares are repurchased, but is not reduced in respect of the period-end commitment to repurchase shares subsequent to the end of the period, for which an amount of $422 million has been accrued at 30 June 2013. The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method. If the inclusion of potentially issuable shares would decrease the loss per share, the potentially issuable shares are excluded from the diluted EpS calculation.

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
			Results for the period
			Profit for the period attributable to BP
(1,519)	16,863	2,042	shareholders	18,905	4,248
1	-	1	Less: preference dividend	1	1
			Profit attributable to BP ordinary
(1,520)	16,863	2,041	shareholders	18,904	4,247
			Inventory holding (gains) losses, net
1,623	(267)	358	of tax	91	637
			RC profit attributable to BP ordinary
103	16,596	2,399	shareholders	18,995	4,884
			Net (favourable) unfavourable impact of
			non-operating items and fair value
3,447	(12,381)	312	accounting effects, net of tax	(12,069)	3,317
			Underlying RC profit attributable to BP
3,550	4,215	2,711	shareholders	6,926	8,201

			Number of shares (thousand)(a)
			Basic weighted average number of
19,020,874	19,147,437	19,015,720	shares outstanding	19,081,305	18,999,255
3,170,146	3,191,239	3,169,287	ADS equivalent	3,180,218	3,166,543

			Weighted average number of shares
			outstanding used to calculate diluted
19,284,485	19,247,671	19,108,668	earnings per share	19,185,749	19,257,992
3,214,081	3,207,945	3,184,778	ADS equivalent	3,197,625	3,209,665

19,029,938	19,153,586	18,935,572	Shares in issue at period-end	18,935,572	19,029,938
3,171,656	3,192,264	3,155,929	ADS equivalent	3,155,929	3,171,656

(a)	Excludes treasury shares and the shares held by the Employee Share Ownership Plans (ESOPs) and includes certain shares that will be issued in the future under employee share plans.

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Notes

8. Analysis of changes in net debt(a)

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2012	2013	2013		2013	2012
			$ million
			Opening balance
46,471	48,800	46,425	Finance debt	48,800	44,208
14,267	19,635	27,679	Less: cash and cash equivalents(b)	19,635	14,177
			Less: FV asset of hedges related to finance
1,224	1,700	1,083	debt	1,700	1,133
30,980	27,465	17,663	Opening net debt	27,465	28,898
			Closing balance
47,647	46,425	46,990	Finance debt	46,990	47,647
15,075	27,679	28,313	Less: cash and cash equivalents	28,313	15,075
			Less: FV asset of hedges related to finance
1,067	1,083	460	debt	460	1,067
31,505	17,663	18,217	Closing net debt	18,217	31,505
(525)	9,802	(554)	Decrease (increase) in net debt	9,248	(2,607)
			Movement in cash and cash equivalents
1,157	8,293	622	(excluding exchange adjustments)	8,915	1,129
			Net cash outflow (inflow) from financing
(1,663)	1,716	(1,766)	(excluding share capital and dividends)	(50)	(3,729)
			Movement in finance debt relating to investing
-	-	632	activities(c)	632	-
(4)	(126)	20	Other movements	(106)	(11)
(510)	9,883	(492)	Movement in net debt before exchange effects	9,391	(2,611)
(15)	(81)	(62)	Exchange adjustments	(143)	4
(525)	9,802	(554)	Decrease (increase) in net debt	9,248	(2,607)

(a)	Net debt is a non-GAAP measure - see page 3 for further information.
(b)
The cash balance at 31 December 2012 included $709 million relating to the dividend received from TNK-BP in the fourth quarter 2012 which met the criteria to be treated as restricted cash until completion of the sale of BP's interest in TNK-BP to Rosneft. This is no longer restricted because the transaction completed in March 2013.

(c)
During the second quarter 2013 disposal transactions were completed in respect of which deposits of $632 million (first quarter 2013 and second quarter 2012 nil) had been received in 2012, and no deposits were received in respect of disposals expected to complete within the next year. At 30 June 2013, finance debt includes no deposits received in advance relating to disposal transactions ($632 million at 31 March 2013 and $30 million at 30 June 2012).

At 30 June 2013, $139 million of finance debt ($141million at 31 March 2013 and $133 million at 30 June 2012) was secured by the pledging of assets. The remainder of finance debt was unsecured.

At 30 June 2013, the company had in place committed bank standby facilities totalling $7.4 billion ($6.9 billion at 31 March 2013) with $7 billion available to draw and repay until the first half of 2018 and $0.4 billion available to draw and repay until April 2016. No drawings have ever been made against any of the standby facilities.

9. Inventory valuation

         A provision of $229 million was held at 30 June 2013 ($194 million at 31 March 2013) to write inventories down to their net realizable value. The net movement in the provision during the second quarter 2013 was an increase of
         $35 million (first quarter 2013 was an increase of $70 million and second quarter 2012 was an increase of $398 million).

10. Statutory accounts

           The financial information shown in this publication, which was approved by the Board of Directors on 29 July 2013, is unaudited and does not constitute statutory financial statements. BP Annual Report and Form 20-F
          2012 has been filed with the Registrar of Companies in England and Wales. The report of the auditor on those accounts was unqualified and contained an emphasis of matter paragraph relating to significant uncertainty over provisions and contingencies related to the Gulf of Mexico oil spill. The report of the auditor on those accounts did not contain a statement under section 498(2) or section 498(3) of the UK Companies Act 2006.

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Principal risks and uncertainties

We urge you to consider carefully the risks described below. The potential impact of the occurrence, or reoccurrence, of any of the risks described below could have a material adverse effect on BP's business, financial position, results of operations, competitive position, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda.

The risks are categorized against the following areas: strategic and commercial; compliance and control; and safety and operational. In addition, we have also set out one further risk for your attention - the risk resulting from the 2010 Gulf of Mexico oil spill (the Incident).

The Gulf of Mexico oil spill has had and could continue to have a material adverse impact on BP.
While significant charges have been recognized in the income statement since the Incident occurred in 2010, there is significant uncertainty regarding the extent and timing of the remaining costs and liabilities relating to the Incident, the potential changes in applicable regulations and the operating environment that may result from the Incident, the impact of the Incident on our reputation and the resulting possible impact on our licence to operate including our ability to access new opportunities. The amount of claims that become payable by BP, the amount of fines ultimately levied on BP (including any potential determination of BP's negligence or gross negligence), the outcome of litigation, the terms of any further settlements including the amount and timing of any payments thereunder, and any costs arising from any longer-term environmental consequences of the Incident, will also impact upon the ultimate cost for BP. Although the provisions recognized represent the current best estimates of expenditures required to settle certain present obligations that can be reasonably estimated at the end of the reporting period, there are future expenditures for which it is not possible to measure our obligations reliably and the total amounts paid by BP in relation to all obligations relating to the Incident are subject to significant uncertainty. These uncertainties are likely to continue for a significant period and may cause our costs to increase. Thus, the Incident has had, and could continue to have, a material adverse impact on the group's business, competitive position, financial performance, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda, particularly in the US. The risks associated with the Incident could also heighten the impact of the other risks to which the group is exposed as further described below. See, in particular, Access and renewal; Liquidity, financial capacity and financial, including credit, exposure; Insurance; US government settlements and debarment; Regulatory; Liabilities and provisions; Reporting; and Process safety, personal safety and environmental risks below.

Strategic and commercial risks
Access and renewal - BP's future hydrocarbon production depends on our ability to renew and reposition our portfolio. Increasing competition for access to investment opportunities, the effects of the Gulf of Mexico oil spill on our reputation and cash flows, and more stringent regulation could result in decreased access to opportunities globally.
Successful execution of our group strategy depends on implementing activities to renew and reposition our portfolio. The challenges to renewal of our upstream portfolio are growing due to increasing competition for access to opportunities globally among both national and international oil companies, and heightened political and economic risks in certain countries where significant hydrocarbon basins are located. Lack of material positions could impact our future hydrocarbon production.

Moreover, the Incident has damaged BP's reputation, which may have a long-term impact on the group's ability to access new opportunities, both in the US and elsewhere. Adverse public, political, regulatory and industry sentiment towards BP, and towards oil and gas drilling activities generally, could damage or impair our existing commercial relationships with counterparties, partners and host governments and could impair our access to new investment opportunities, exploration properties, operatorships or other essential commercial arrangements with potential partners and host governments, particularly in the US. In addition, responding to the Incident has placed, and will continue to place, a significant burden on our cash flow over the next several years, which could also impede our ability to invest in new opportunities and deliver long-term growth.

More stringent regulation of the oil and gas industry generally, and of BP's activities specifically, following the Incident, could increase this risk.

Prices and markets - BP's financial performance is subject to the fluctuating prices of crude oil and gas, the volatile prices of refined products and the profitability of our refining and petrochemicals operations, as well as the general macroeconomic outlook.
Oil, gas and product prices and margins can be very volatile, and are subject to international supply and demand. Political developments (including conflict situations), increased supply from the development of new oil and gas sources, technological change, global economic conditions and the influence of OPEC can particularly affect world supply and oil prices. Previous oil price increases have resulted in increased fiscal take, cost inflation and more onerous terms for access to resources. As a result, increased oil prices may not improve margin performance. In addition to the adverse effect on revenues, margins and profitability from any fall in oil and natural gas prices, a prolonged period of low prices or other indicators would lead to further reviews for impairment of the group's oil and natural gas properties. Such reviews would reflect management's view of long-term oil and natural gas prices and could result in a charge for impairment that could have a significant effect on the group's results of operations in the period in which it occurs. Rapid material or sustained change in oil, gas and product prices can impact the validity of the assumptions on which strategic decisions are based and, as a result, the ensuing actions derived from those decisions may no longer be appropriate. A prolonged period of low oil prices may impact our cash flow, profit and ability to maintain our long-term investment programme with a consequent effect on our growth rate, and may impact shareholder returns, including dividends and share buybacks, or share price.

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Principal risks and uncertainties (continued)

Refining profitability can be volatile, with both periodic over-supply and supply tightness in various regional markets, coupled with fluctuations in demand. Sectors of the petrochemicals industry are also subject to fluctuations in supply and demand, with a consequent effect on prices and profitability. Periods of global recession could impact the demand for our products, the prices at which they can be sold and affect the viability of the markets in which we operate.

Governments are facing greater pressure on public finances, which may increase their motivation to intervene in the fiscal and regulatory frameworks of the oil and gas industry, including the risk of increased taxation, nationalization and expropriation.

The global financial and economic situation may have a negative impact on third parties with whom we do, or may do, business. In particular, ongoing instability in or a collapse of the eurozone could trigger a new wave of financial crises and push the world back into recession, leading to lower demand and lower oil and gas prices.

Climate change and carbon pricing - climate change and carbon pricing policies could result in higher costs and reduction in future revenue and strategic growth opportunities.
Compliance with changes in laws, regulations and obligations relating to climate change could result in substantial capital expenditure, taxes, reduced profitability from changes in operating costs, potential restrictions on our ability to progress upstream resources and reserves and impacts on revenue generation and strategic growth opportunities. In addition, the reduced level of our participation in alternative energies could carry reputational, economic and technology risks.

Socio-political - the diverse nature of our operations around the world exposes us to a wide range of political developments and consequent changes to the operating environment, regulatory environment and law.
We have operations, and are seeking new opportunities, in countries and regions where political, economic and social transition is taking place. Some countries have experienced, or may experience in the future, political instability, changes to the regulatory environment, changes in taxation, expropriation or nationalization of property, civil strife, strikes, acts of terrorism, acts of war and insurrections. Any of these conditions occurring could disrupt or terminate our operations, causing our development activities to be curtailed or terminated in these areas, or our production to decline, could limit our ability to pursue new opportunities, could affect the recoverability of our assets and could cause us to incur additional costs. In particular, our investments in the US, Russia, the Middle East region, North Africa, Bolivia, Argentina, Angola, Azerbaijan and other countries could be adversely affected by heightened political and economic environment risks. See pages 6 - 7 of BP Annual Report and Form 20-F 2012 for information on the locations of our major areas of operation and activities.

We set ourselves high standards of corporate citizenship and aspire to contribute to a better quality of life through the products and services we provide. If it is perceived that we are not respecting or advancing the economic and social progress of the communities in which we operate or that we have not satisfactorily addressed all relevant stakeholder concerns in respect of our operations, our reputation and shareholder value could be damaged and development opportunities may be precluded.

Competition - BP's group strategy depends upon continuous innovation and efficiency in a highly competitive market.
The oil, gas and petrochemicals industries are highly competitive. There is strong competition, both within the oil and gas industry and with other industries, in supplying the fuel needs of commerce, industry and the home. Competition puts pressure on the terms of access to new opportunities, licence costs and product prices, affects oil products marketing and requires continuous management focus on reducing unit costs and improving efficiency, while ensuring safety and operational risk is not compromised. The implementation of group strategy requires continued technological advances and innovation including advances in exploration, production, refining, petrochemicals manufacturing technology and advances in technology related to energy usage. Our performance could be impeded if competitors developed or acquired intellectual property rights to technology that we require, if our innovation lagged the industry, or if we fail to adequately protect our company brands and trade marks. Our competitive position in comparison to our peers could be adversely affected if competitors offer superior terms for access rights or licences, if we fail to control our operating costs or manage our margins, or if we fail to sustain, develop and operate efficiently a high quality portfolio of assets.

Joint ventures and other contractual arrangements - BP may not have full operational control and may have exposure to counterparty credit risk and disruptions to our operations and strategic objectives due to the nature of some of its business relationships.
Many of our major projects and operations are conducted through joint ventures or associates and through contracting and sub-contracting arrangements. These arrangements often involve complex risk allocation, decision-making processes and indemnification arrangements. In certain cases, we may have less control of such activities than we would have if BP had full operational control. Our partners may have economic or business interests or objectives that are inconsistent with, or opposed to, those of BP and may exercise veto rights to block certain key decisions or actions that BP believes are in its or the joint venture's or associate's best interests, or approve such matters without our consent. Additionally, our joint-venture partners or associates or contractual counterparties are primarily responsible for the adequacy of the human or technical competencies and capabilities which they bring to bear on the joint project and, in the event these are found to be lacking, our joint-venture partners or associates may not be able to meet their financial or other obligations to their counterparties or to the relevant project, potentially threatening the viability of such projects. Furthermore, should accidents or incidents occur in operations in which BP participates, whether as operator or otherwise, and where it is held that our sub-contractors or joint-venture partners are legally liable to share any aspects of the cost of responding to such incidents, the financial capacity of these third parties may prove inadequate to fully indemnify BP against the costs we incur on behalf of the joint venture or contractual arrangement. Should a key sub-contractor, such as a lessor of drilling rigs, be no longer able to make these assets available to BP, this could result in serious disruption to our operations. Where BP does not have operational control of a venture, BP may nonetheless still be pursued by regulators or claimants in the event of an incident.

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Principal risks and uncertainties (continued)

Rosneft investment - any future erosion of our relationship with Rosneft could adversely impact our business, the level of our reserves and our reputation.
On 21 March 2013, we completed the sale of our 50% interest in TNK-BP and the purchase of additional shares in Rosneft. We now own a total shareholding in Rosneft of 19.75%. To the extent we fail to maintain a good commercial relationship with Rosneft in the future, or to the extent that as a minority shareholder in Rosneft we are unable in the future to exercise influence over our investment in Rosneft or other growth opportunities in Russia, our business and strategic objectives in Russia and our ability to recognize our share of Rosneft's reserves as expected may be adversely impacted.

Investment efficiency - poor investment decisions could negatively impact our business.
Our organic growth is dependent on creating a portfolio of quality options and investing in the best options. Ineffective group strategy, investment selection and/or subsequent execution could lead to loss of opportunity, loss of value and higher capital expenditure.

Reserves progression - inability to progress upstream resources in a timely manner could adversely affect our long-term replacement of reserves and negatively impact our business.
Successful execution of our group strategy depends critically on sustaining long-term reserves replacement. If upstream resources are not progressed in a timely and efficient manner due to commercial, technical or regulatory reasons or otherwise, we will be unable to sustain long-term replacement of reserves.

Major project delivery - our group plan depends upon successful delivery of major projects, and failure to deliver major projects successfully could adversely affect our financial performance.
Successful execution of our group plan depends critically on implementing the activities to deliver the major projects over the plan period. Poor delivery of any major project that underpins production or production growth and/or any other major programme designed to enhance shareholder value, including maintenance turnaround programmes, could adversely affect our financial performance. Successful project delivery requires, among other things, adequate engineering and other capabilities and therefore successful recruitment and development of staff is central to our plans. See People and capability below.

Digital infrastructure is an important part of maintaining our operations, and a breach of our digital security could result in serious damage to business operations, personal injury, damage to assets, harm to the environment, reputational damage, breaches of regulations, litigation, legal liabilities and reparation costs.
The reliability and security of our digital infrastructure are critical to maintaining the availability of our business applications, including the reliable operation of technology in our various business operations and the collection and processing of financial and operational data, as well as the confidentiality of certain third-party information. A breach of our digital security, either due to intentional actions or due to negligence, could cause serious damage to business operations and, in some circumstances, could result in the loss of data or sensitive information, injury to people, damage to assets, harm to the environment, reputational damage, breaches of regulations, litigation, legal liabilities and reparation costs.

Business continuity and disaster recovery - the group must be able to recover quickly and effectively from any disruption or incident, as failure to do so could adversely affect our business and operations.
Contingency plans are required to continue or recover operations following a disruption or incident. Inability to restore or replace critical capacity to an agreed level within an agreed timeframe would prolong the impact of any disruption and could severely affect our business and operations.

Crisis management - crisis management plans are essential to respond effectively to emergencies and to avoid a potentially severe disruption in our business and operations.
Crisis management plans and capability are essential to deal with emergencies at every level of our operations. If we do not respond, or are perceived not to respond, in an appropriate manner to either an external or internal crisis, our business and operations could be severely disrupted.

People and capability - successful recruitment, development and utilization of staff is central to our plans.
Successful recruitment of new staff, employee training, development and continuing enhancement of skills, in particular technical capabilities such as petroleum engineers and scientists, are key to implementing our plans. Inability to develop human capacity and capability, both across the organization and in specific operating locations, could jeopardize performance delivery. The group relies on recruiting and retaining high-quality employees to execute its strategic plans and to operate its business. The reputational damage suffered by the group as a result of the Incident and any consequent adverse impact on our business could affect employee recruitment and retention.

In addition, significant board and management focus continues to be required in responding to matters related to the Incident. Although BP set up the Gulf Coast Restoration Organization to manage the group's long-term response, other key management personnel will need to continue to devote substantial attention to addressing the associated consequences for the group, which may negatively impact our staff's capability to address and respond to other operational matters affecting the group but unrelated to the Incident.

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Principal risks and uncertainties (continued)

Liquidity, financial capacity and financial, including credit, exposure - failure to operate within our financial framework could impact our ability to operate and result in financial loss. Exchange rate fluctuations can impact our underlying costs and revenues.
The group seeks to maintain a financial framework to ensure that it is able to maintain an appropriate level of liquidity and financial capacity. This framework constrains the level of assessed capital at risk for the purposes of positions taken in financial instruments. Failure to accurately forecast or maintain sufficient liquidity and credit to meet these needs (including a failure to understand and respond to potential liabilities) could impact our ability to operate and result in a financial loss. Commercial credit risk is measured and controlled to determine the group's total credit risk. Inability to determine adequately our credit exposure could lead to financial loss. Trade and other receivables, including overdue receivables, may not be recovered whether an impairment provision has been recognized or not. A credit crisis affecting banks and other sectors of the economy could impact the ability of counterparties to meet their financial obligations to the group. It could also affect our ability to raise capital to fund growth, to maintain our long-term investment programme and to meet our obligations, and may impact shareholder returns, including dividends and share buybacks, or share price. Decreases in the funded levels of our pension plans may also increase our pension funding requirements. The group's financial framework may not be sufficient to respond to a substantial and unexpected cash call or funding request, and external events may materially impact the effectiveness of the group's financial framework. In addition, operational challenges could impact the availability of the group's assets, which could adversely affect the group's operating cash flows.

BP's potential liabilities resulting from pending and future claims, lawsuits, settlements and enforcement actions relating to the Gulf of Mexico oil spill, together with the potential cost of implementing remedies sought in the various proceedings, cannot be fully estimated at this time but they have had, and could continue to have, a material adverse impact on the group's financial performance and liquidity. Further potential liabilities may continue to have a material adverse effect on the group's results of operations and financial condition. See Note 2 on pages 25 - 30 and Legal proceedings on pages 43 - 45 herein, and Financial statements - Note 43 on page 253 and Legal proceedings on pages 162 - 171 of BP Annual Report and Form 20-F 2012.

Crude oil prices are generally set in US dollars, while sales of refined products may be in a variety of currencies. In addition, a high proportion of our major project development costs are denominated in local currencies, which may be subject to volatile fluctuations against the US dollar. Fluctuations in exchange rates can therefore give rise to foreign exchange exposures, with a consequent impact on underlying costs and revenues. See Prices and markets above.

See Financial statements - Note 26 on page 220 of BP Annual Report and Form 20-F 2012 for more information on financial instruments and financial risk factors.

Insurance - BP's insurance strategy means that the group could, from time to time, be exposed to material uninsured losses which could have a material adverse effect on BP's financial condition and results of operations.
In the context of the limited capacity of the insurance market, many significant risks are retained by BP. The group generally restricts its purchase of insurance to situations where this is required for legal or contractual reasons. This means that the group could be exposed to material uninsured losses, which could have a material adverse effect on its financial condition and results of operations. In particular, these uninsured costs could arise at a time when BP is facing material costs arising out of some other event which could put pressure on BP's liquidity and cash flows. For example, BP has borne and will continue to bear the entire burden of its share of any property damage, well control, pollution clean-up and third-party liability expenses arising out of the Gulf of Mexico oil spill.

Compliance and control risks
US government settlements and debarment - our settlement with the US Department of Justice and the SEC in respect of federal criminal charges and US securities law violations related to the Gulf of Mexico oil spill may expose us to further penalties, liabilities and private litigation, and may impact our operations and adversely affect our ability to quickly and efficiently access US capital markets.
On 15 November 2012, BP reached an agreement with the US government to resolve all federal criminal and securities claims arising out of the Incident and comprising settlements with the US Department of Justice (DoJ) and the SEC. For a description of the terms of the DoJ and SEC settlements, see Legal proceedings on page 163 of BP Annual Report and Form 20-F 2012. Under the DoJ settlement, BP has agreed to hire an independent third-party auditor who will review and report to the probation officer, the DoJ, and BP regarding BP's implementation of key terms of the settlement, including procedures and systems related to safety and environmental management, operational oversight, and oil spill response training and drills. The DoJ criminal and SEC settlements impose significant compliance and remedial obligations on BP and its directors, officers and employees. Failure to comply with the terms of these settlements could result in further enforcement action by the DoJ and the SEC, expose BP to severe penalties, financial or otherwise, and subject BP to further private litigation, each of which could impact our operations and have a material adverse effect on the group's business.

On 28 November 2012, the US Environmental Protection Agency (EPA) notified BP that it had temporarily suspended BP p.l.c., BP Exploration & Production Inc. (BPXP) and a number of other BP subsidiaries from participating in new federal contracts. As a result of the temporary suspension, the BP entities listed in the EPA notice are ineligible to receive any US government contracts either through the award of a new contract, or the extension of the term or renewal of an expiring contract. The suspension does not affect existing contracts the company has with the US government, including those relating to current and ongoing drilling and production operations in the Gulf of Mexico. The EPA may elect to issue a notice of proposed discretionary debarment to some or all of the entities named in the temporary suspension. Like suspension, a discretionary debarment

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Principal risks and uncertainties (continued)

would preclude BP entities listed in the notice from receiving new federal fuel contracts, as well as new oil and gas leases, although existing contracts and leases would continue. Discretionary debarment typically lasts three to five years and may be imposed for a longer period, unless it is resolved through an administrative agreement.

The charges to which BPXP pleaded guilty under the DoJ criminal settlement included one misdemeanour count under the Clean Water Act which, by operation of law following the court's acceptance of BP's plea, triggers a statutory debarment, also referred to as mandatory debarment, of the BPXP facility where the Clean Water Act violation occurred.

On 1 February 2013, the EPA issued a notice that BPXP was mandatorily debarred at its Houston headquarters. Mandatory debarment prevents a company from entering into new contracts or new leases with the US government that would be performed at the facility where the Clean Water Act violation occurred. A mandatory debarment does not affect any existing contracts or leases a company has with the US government and will remain in place until such time as the debarment is lifted through an agreement with the EPA.

Prolonged suspension or debarment from entering new federal contracts, or further suspension or debarment proceedings against BP and/or its subsidiaries as a result of violations of the terms of the DoJ or SEC settlements or otherwise, could have a material adverse impact on the group's operations in the US. In particular, prolonged suspension or debarment could prevent BP from accessing and developing material new oil and gas resources located in the US, or prevent BP from engaging in certain development arrangements with third parties that are standard in the oil and gas industry, which could make the development of certain of BP's existing reserves located in the US less commercially attractive than if relevant BP entities were not suspended or debarred. See Legal proceedings on pages 163 - 164 of BP Annual Report and Form 20-F 2012.

As a result of the SEC settlement, as of 5 February 2013 and for a period of three years thereafter, we are no longer qualified as a 'well known seasoned issuer' (WKSI) as defined in Rule 405 of the Securities Act of 1933, as amended (Securities Act), and therefore will not be able to take advantage of the benefits available to a WKSI, including engaging in delayed or continuous offerings of securities using an automatic shelf registration statement. In addition, as of the SEC settlement date of 15 November 2012 and for a period of five years thereafter, we are no longer able to utilize certain registration exemptions provided by the Securities Act in connection with certain securities offerings. We also may be denied certain trading authorizations under the rules of the US Commodities Futures Trading Commission, which may prevent us in the future from entering certain routine swap transactions for an indefinite period of time.

Regulatory - BP, and the oil industry in general, face increased regulation in the US and elsewhere that could increase the cost of regulatory compliance and limit our access to new exploration properties.
Due to the Gulf of Mexico oil spill and any remedial provisions contained in or resulting from the DoJ and SEC settlements (see Legal proceedings on pages 162 - 169 of BP Annual Report and Form 20-F 2012), it is likely that there will be more stringent regulation of BP's oil and gas activities in the US and elsewhere, particularly relating to environmental, health and safety controls and oversight of drilling operations, as well as access to new drilling areas. Regulatory or legislative action may impact the industry as a whole and could be directed specifically towards BP. New regulations and legislation, the terms of BP's settlements with US government authorities and future settlements or litigation outcomes related to the Incident, and/or evolving practices could increase the cost of compliance and may require changes to our drilling operations, exploration, development and decommissioning plans, and could impact our ability to capitalize on our assets and limit our access to new exploration properties or operatorships, particularly in the deepwater Gulf of Mexico. In addition, increases in taxes, royalties and other amounts payable to governments or governmental agencies, or restrictions on availability of tax relief, could also be imposed as a response to the Incident.

In addition, the oil industry in general is subject to regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests, the imposition of specific drilling obligations, environmental, health and safety controls, controls over the development and decommissioning of a field (including restrictions on production) and, possibly, nationalization, expropriation, cancellation or non-renewal of contract rights.

We buy, sell and trade oil and gas products in certain regulated commodity markets. Failure to respond to changes in trading regulations could result in regulatory action and damage to our reputation. The oil industry is also subject to the payment of royalties and taxation, which tend to be high compared with those payable in respect of other commercial activities, and operates in certain tax jurisdictions that have a degree of uncertainty relating to the interpretation of, and changes to, tax law. As a result of new laws and regulations or other factors, we could be required to curtail or cease certain operations, or we could incur additional costs. See pages 94 - 97 of BP Annual Report and Form 20-F 2012 for more information on environmental regulation.

Ethical misconduct and non-compliance - ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation and shareholder value.
Our code of conduct, which applies to all employees, defines our commitment to integrity, compliance with all applicable legal requirements, diversity, high ethical standards and the behaviours and actions we expect of our businesses and people wherever we operate. Our values are intended to guide the way we and our employees behave and do business. Under the terms of the DoJ settlement (see Legal proceedings on page 163 of BP Annual Report and Form 20-F 2012), an ethics monitor

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Principal risks and uncertainties (continued)

will review and provide recommendations for the improvement of our code of conduct and its implementation and enforcement. Incidents of ethical misconduct, non-compliance with the recommendations of the ethics monitor or non-compliance with applicable laws and regulations, including non-compliance with anti-bribery, anti-corruption, anti-manipulation and other applicable laws could be damaging to our reputation and shareholder value and could subject us to litigation and regulatory action or penalties under the terms of the DoJ settlement or otherwise. Multiple events of non-compliance could call into question the integrity of our operations. For example, in our trading businesses, there is the risk that a determined individual could operate as a 'rogue trader', acting outside BP's delegations, controls or code of conduct and in contravention of our values in pursuit of personal objectives that could be to the detriment of BP and its shareholders.

For certain legal proceedings involving the group, see Legal proceedings on pages 43 - 45 herein and Legal proceedings on pages 162-171 of BP Annual Report and Form 20-F 2012. For further information on the risks involved in BP's trading activities, see Treasury and trading activities below.

Liabilities and provisions - BP's potential liabilities resulting from pending and future claims, lawsuits, settlements and enforcement actions relating to the Gulf of Mexico oil spill, together with the potential cost and burdens of implementing remedies sought in the various proceedings, cannot be fully estimated at this time but they have had, and are expected to continue to have, a material adverse impact on the group's business.
Under the Oil Pollution Act of 1990 (OPA 90), BP Exploration & Production Inc. and BP Corporation North America are among the parties financially responsible for the clean-up of the Gulf of Mexico oil spill and for certain economic damages as provided for in OPA 90, as well as certain natural resource damages associated with the spill and certain costs determined by federal and state trustees engaged in a joint assessment of such natural resource damages.

BP and certain of its subsidiaries have also been named as defendants in numerous lawsuits in the US arising out of the Incident, including actions for personal injury and wrongful death, purported class actions for commercial or economic injury, actions for breach of contract, violations of statutes, property and other environmental damage, securities law claims and various other claims, and additional lawsuits or private claims arising out of the Incident may be brought in the future. See Legal proceedings on pages 43 - 45 herein and on pages 162 - 169 of BP Annual Report and Form 20-F 2012.

The first phase of the Trial of Liability, Limitation, Exoneration, and Fault Allocation in the federal multi-district litigation proceeding in New Orleans (MDL 2179) commenced on 25 February 2013. This first phase addressed issues arising out of the conduct of various parties allegedly relevant to the loss of well control at the Macondo well, the ensuing fire and explosion on the Deepwater Horizon on 20 April 2010, the sinking of the vessel on 22 April 2010 and the initiation of the release of oil from the Deepwater Horizon or the Macondo well during those time periods, including whether BP or any other party was grossly negligent. The trial court has wide discretion in its determination as to whether a defendant's conduct involved gross negligence. Under the Clean Water Act, any finding of gross negligence for purposes of penalties sought against BP would result in significantly higher fines and penalties than the amounts for which we have provided and would also have a material adverse impact on the group's reputation, would affect our ability to recover costs relating to the Incident from other parties responsible under OPA 90 and could affect the fines and penalties payable by BP with respect to the Incident under enforcement actions outside the Clean Water Act context. The amount and timing of the amount to be paid ultimately is subject to significant uncertainty since it will depend on what is determined by the court in MDL 2179 as to gross negligence, the volume of oil spilled and the application of penalty factors, or upon any settlement, if one were to be reached.

On 3 March 2012, BP reached an agreement (comprising two separate settlement agreements) with the Plaintiffs' Steering Committee (PSC) in MDL 2179 to resolve the substantial majority of legitimate private economic and property damages claims and medical benefits claims stemming from the Incident. The settlement agreement in respect of economic and property damages claims was approved by the Court on 21 December 2012, and the settlement agreement in respect of medical benefits claims was approved on 11 January 2013. For further information on the PSC settlements, see Legal proceedings on pages 166 - 168 of BP Annual Report and Form 20-F 2012.

As previously disclosed, as part of its monitoring of payments made by the Deepwater Horizon Court Supervised Settlement Program (DHCSSP), BP identified multiple business economic loss claim determinations that appeared to result from an interpretation of the Economic and Property Damages Settlement Agreement (EPD Settlement Agreement) by the claims administrator that BP believes was incorrect. On 5 March 2013, the federal district court in New Orleans (the District Court) affirmed the claims administrator's interpretation of the agreement and rejected BP's position as it relates to business economic loss claims and BP's related motions for injunctions and other relief. BP subsequently appealed the District Court's 5 March 2013 rulings to the US Court of Appeals for the Fifth Circuit (the Fifth Circuit), and a hearing was held before the Fifth Circuit on 8 July 2013. For further information, see Legal proceedings on pages 43 - 45 herein.

BP's current estimate of the total cost of those elements of the PSC settlement that can be estimated reliably, which for business economic loss claims only includes claims for which eligibility notices have been issued by the DHCSSP, is $9.6 billion. This provision excludes any future business economic loss claims not yet received or not yet processed by the DHCSSP. If BP is successful in challenging the claims administrator's interpretation of the EPD Settlement Agreement, the total cost of the PSC settlement will, nevertheless, be significantly higher than the current estimate of $9.6 billion because the current estimate does not reflect business economic loss claims not yet received or not yet processed. There are a significant number of business economic loss claims which have been received but have not yet been processed, and further claims are likely to be received. If BP is ultimately unsuccessful in challenging the claims administrator's interpretation of the EPD Settlement Agreement, a further significant increase to the

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Principal risks and uncertainties (continued)

total cost of the PSC settlement will be required. In addition to the current challenge before the Fifth Circuit, BP is continuing to evaluate available further legal options to challenge the District Court's rulings and their effect. However, there can be no certainty as to how the dispute will ultimately be resolved or determined. To the extent that the costs of the PSC settlement cause the aggregate amounts provided for under the Trust to exceed $20 billion, such costs will be charged to the income statement. The PSC settlement is uncapped except for economic loss claims related to the Gulf seafood industry. See Note 2 on pages 25 - 30 for further information.

The Gulf of Mexico oil spill has damaged BP's reputation. This, combined with other past events in the US (including the 2005 explosion at the Texas City refinery and the 2006 pipeline leaks in Alaska), may lead to an increase in the number of citations and/or the level of fines imposed in relation to any alleged breaches of safety or environmental regulations.

See Legal proceedings on pages 43 - 45 and Note 2 on pages 25 - 30 herein, and Legal proceedings on pages 162 - 170 and Financial statements - Note 2 on page 194 of BP Annual Report and Form 20-F 2012.

Reporting - failure to accurately report our data could lead to regulatory action, legal liability and reputational damage.
External reporting of financial and non-financial data is reliant on the integrity of systems and people. Failure to report data accurately and in compliance with external standards could result in regulatory action, legal liability and damage to our reputation.

As of the date of the SEC settlement, 10 December 2012, and for a period of three years thereafter, we are unable to rely on the safe harbor provisions regarding forward-looking statements provided by the regulations issued under the Securities Act, and the Securities Exchange Act of 1934, as amended. Our inability to rely on these safe harbor provisions may expose us to future litigation and liabilities in connection with forward-looking statements in our public disclosures.

Changes in external factors could affect our results of operations and the adequacy of our provisions.
We remain exposed to changes in the external environment, such as new laws and regulations (whether imposed by international treaty or by national or local governments in the jurisdictions in which we operate), changes in tax or royalty regimes, price controls, government actions to cancel or renegotiate contracts, market volatility or other factors. Such factors could reduce our profitability from operations in certain jurisdictions, limit our opportunities for new access, require us to divest or write-down certain assets or affect the adequacy of our provisions for pensions, tax, environmental and legal liabilities. Potential changes to pension or financial market regulation could also impact funding requirements of the group.

Treasury and trading activities - control of these activities depends on our ability to process, manage and monitor a large number of transactions. Failure to do this effectively could lead to business disruption, financial loss, regulatory intervention or damage to our reputation.
In the normal course of business, we are subject to operational risk around our treasury and trading activities. Control of these activities is highly dependent on our ability to process, manage and monitor a large number of complex transactions across many markets and currencies. Shortcomings or failures in our systems, risk management methodology, internal control processes or people could lead to disruption of our business, financial loss, regulatory intervention or damage to our reputation. See Legal proceedings on pages 43 - 45 herein.

The impact that a significant operational incident can have on the group's credit ratings, taken together with the reputational consequences of any such incident, the ratings and assessments published by analysts and investors' concerns about the group's costs arising from any such incident, ongoing contingencies, liquidity, financial performance and volatile credit spreads, could increase the group's financing costs and limit the group's access to financing. The group's ability to engage in its trading activities could also be impacted due to counterparty concerns about the group's financial and business risk profile in such circumstances. Such counterparties could require that the group provide collateral or other forms of financial security for its obligations, particularly if the group's credit ratings are downgraded. Certain counterparties for the group's non-trading businesses could also require that the group provide collateral for certain of its contractual obligations, particularly if the group's credit ratings were downgraded below investment grade or where a counterparty had concerns about the group's financial and business risk profile following a significant operational incident. In addition, BP may be unable to make a drawdown under certain of its committed borrowing facilities in the event that we are aware that there are pending or threatened legal, arbitration or administrative proceedings which, if determined adversely, might reasonably be expected to have a material adverse effect on our ability to meet the payment obligations under any of these facilities. Credit rating downgrades could trigger a requirement for the company to review its funding arrangements with the BP pension trustees. Extended constraints on the group's ability to obtain financing and to engage in its trading activities on acceptable terms (or at all) would put pressure on the group's liquidity. In addition, this could occur at a time when cash flows from our business operations would be constrained following a significant operational incident, and the group could be required to reduce planned capital expenditures and/or increase asset disposals in order to provide additional liquidity, as the group did following the Gulf of Mexico oil spill.

Safety and operational risks
The risks inherent in our operations include a number of hazards that, although many may have a low probability of occurrence, can have extremely serious consequences if they do occur, such as the Gulf of Mexico oil spill. The occurrence of any such risks could have a consequent material adverse impact on the group's business, competitive position, cash flows, results of operations, financial position, prospects, liquidity, shareholder returns and/or implementation of the group's strategic goals.

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Principal risks and uncertainties (continued)

Process safety, personal safety and environmental risks - the nature of our operations exposes us to a wide range of significant health, safety, security and environmental risks, the occurrence of which could result in regulatory action, legal liability and increased costs and damage to our reputation.
The nature of the group's operations exposes us to a wide range of significant health, safety, security and environmental risks. The scope of these risks is influenced by the geographic range, operational diversity and technical complexity of our activities. In addition, in many of our major projects and operations, risk allocation and management is shared with third parties such as contractors, sub-contractors, joint venture partners and associates. See Strategic and commercial risks - Joint ventures and other contractual arrangements above.

There are risks of technical integrity failure as well as risk of natural disasters and other adverse conditions in many of the areas in which we operate, which could lead to loss of containment of hydrocarbons and other hazardous material, as well as the risk of fires, explosions or other incidents.

In addition, inability to provide safe environments for our workforce and the public while at our facilities or premises could lead to injuries or loss of life and could result in regulatory action, legal liability and damage to our reputation.

Our operations are often conducted in difficult or environmentally sensitive locations, in which the consequences of a spill, explosion, fire or other incident could be greater than in other locations. These operations are subject to various environmental and safety laws, regulations and permits and the consequences of failure to comply with these requirements can include remediation obligations, penalties, loss of operating permits and other sanctions. Accordingly, inherent in our operations is the risk that if we fail to abide by environmental and safety and protection standards, such failure could lead to damage to the environment and could result in regulatory action, legal liability, material costs, damage to our reputation or denial of our licence to operate.

Under the terms of the DoJ settlement (see Legal proceedings on page 163 ofBP Annual Report and Form 20-F 2012), a process safety monitor will review, evaluate, and provide recommendations for the improvement of BP's process safety and risk management procedures concerning deepwater drilling in the Gulf of Mexico. Incidents of non-compliance with the recommendations of the process safety monitor could be damaging to our reputation and shareholder value and could subject us to further regulatory action or penalties under the terms of the DoJ settlement. Multiple events of non-compliance could call into question the integrity of our operations.

BP's group-wide operating management system (OMS) intends to address health, safety, security, environmental and operations risks, and to provide a consistent framework within which the group can analyse the performance of its activities and identify and remediate shortfalls. There can be no assurance that OMS will adequately identify all process safety, personal safety and environmental risk or provide the correct mitigations, or that all operations will be in conformance with OMS at all times.

Security - hostile activities against our staff and activities could cause harm to people and disrupt our operations.
Security threats require continuous oversight and control. Acts of terrorism, piracy, sabotage, cyber-attacks and similar activities directed against our operations and facilities, pipelines, transportation or computer systems could cause harm to people and could severely disrupt business and operations. Our business activities could also be severely disrupted by, among other things, conflict, civil strife or political unrest in areas where we operate.

Product quality - failure to meet product quality standards could lead to harm to people and the environment and loss of customers.
Supplying customers with on-specification products is critical to maintaining our licence to operate and our reputation in the marketplace. Failure to meet product quality standards throughout the value chain could lead to harm to people and the environment and loss of customers.

Drilling and production - these activities require high levels of investment and are subject to natural hazards and other uncertainties. Activities in challenging environments heighten many of the drilling and production risks including those of integrity failures, which could lead to curtailment, delay or cancellation of drilling operations, or inadequate returns from exploration expenditure.
Exploration and production require high levels of investment and are subject to natural hazards and other uncertainties, including those relating to the physical characteristics of an oil or natural gas field. Our exploration and production activities are often conducted in extremely challenging environments, which heighten the risks of technical integrity failure and natural disasters discussed above. The cost of drilling, completing or operating wells is often uncertain. We may be required to curtail, delay or cancel drilling operations because of a variety of factors, including unexpected drilling conditions, pressure or irregularities in geological formations, equipment failures or accidents, adverse weather conditions and compliance with governmental requirements. In addition, exploration expenditure may not yield adequate returns, for example in the case of unproductive wells or discoveries that prove uneconomic to develop. The Gulf of Mexico oil spill illustrates the risks we face in our drilling and production activities.

Transportation - all modes of transportation of hydrocarbons involve inherent and significant risks.
All modes of transportation of hydrocarbons involve inherent risks. An explosion or fire or loss of containment of hydrocarbons or other hazardous material could occur during transportation by road, rail, sea or pipeline. This is a significant risk due to the potential impact of a release on people and the environment and given the high volumes potentially involved.

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Legal proceedings

The following discussion sets out the material developments in the group's material legal proceedings during the half year 2013. For a full discussion of the group's material legal proceedings, see pages 162 - 171 of BP Annual Report and Form 20-F 2012.

Matters relating to the Deepwater Horizon accident and oil spill (the Incident)

Federal multi-district litigation proceeding in New Orleans (MDL 2179)

As disclosed in BP Annual Report and Form 20-F 2012, on 25 February 2013, the first phase of a Trial of Liability, Limitation, Exoneration and Fault Allocation commenced in MDL 2179. The presentation of evidence in the first trial phase, which completed on 17 April 2013, addressed issues arising out of the conduct of various parties allegedly relevant to the loss of well control at the Macondo well, the ensuing fire and explosion on the Deepwater Horizon on 20 April 2010, the sinking of the vessel on 22 April 2010 and the initiation of the release of oil from the Deepwater Horizon or the Macondo well during those time periods, including whether BP or any other party was grossly negligent. The parties completed post-trial briefing in respect of Phase 1 on 12 July 2013. BP is not currently aware of the timing of the court's ruling in respect of issues addressed in the first trial phase. The trial court has wide discretion in its determination as to whether a defendant's conduct involved gross negligence. The second trial phase is now scheduled to commence on 30 September 2013, and will address the amount of oil that was spilled as a result of the Incident and source control efforts. For further information, see page 164 of BP Annual Report and Form 20-F 2012.

Additional civil lawsuits and related OPA 90 matters

Since publication of BP Annual Report and Form 20-F 2012 on 6 March 2013, BP p.l.c., BP Exploration & Production Inc. (BPXP) and various other BP entities (collectively referred to as BP) have been among the companies named as defendants in more than 2,200 new civil lawsuits related to the Incident which have been brought in US federal and state courts, and further actions are likely to be brought. As a result of these new lawsuits being brought, BP is now among the companies named as defendants in a total of approximately 2,900 civil lawsuits resulting from the Incident. Plaintiffs in these new lawsuits include individuals, corporations, certain States and local government entities and a foreign government, and the vast majority of these new lawsuits assert claims under the Oil Pollution Act of 1990 (OPA 90). Certain of these new lawsuits relate to earlier submissions of claims to BP under OPA 90 by certain States and local governments, as disclosed in BP Annual Report and Form 20-F 2012. BP believes that claimants in these new civil lawsuits may have sought to file these lawsuits in advance of the third anniversary of the Incident on 20 April 2013, on which date certain OPA 90 claims may have been subject to time bar challenges by BP under OPA 90's three-year statute of limitations. These new lawsuits also assert various other claims (including, but not limited to, claims for economic loss and/or real property damage and under maritime law, state law and the Declaratory Judgment Act) as well as seeking various remedies including economic and compensatory damages, punitive damages, removal costs and natural resource damages. Many of the lawsuits assert claims which are excluded from the Economic and Property Damages Settlement Agreement, including claims for recovery for losses allegedly resulting from the 2010 federal deepwater drilling moratoria and/or the related permitting process. BP has applied to have these lawsuits consolidated with MDL 2179. For further information, see Contingent liabilities in Note 2 on page 30.

As disclosed in BP Annual Report and Form 20-F 2012, the States of Alabama, Mississippi, Louisiana and Florida and various local governments have submitted or asserted claims to BP under OPA 90 for alleged losses as a result of the Incident. The State of Texas has also asserted similar claims. Since publication of BP Annual Report and Form 20-F 2012 on 6 March 2013, certain of these States (Alabama, Mississippi, Florida and Texas) and certain local governments have filed civil lawsuits that pertain to claims asserted by them under their earlier OPA 90 submissions to BP. The civil lawsuits filed by the states of Alabama, Mississippi, Florida and Texas have been consolidated with MDL 2179.

US Environmental Protection Agency (EPA) matters

On 28 November 2012, the EPA notified BP that it had temporarily suspended BP p.l.c., BPXP and a number of other BP subsidiaries from participating in new federal contracts. In addition, as a result of BP's agreement with the Department of Justice to resolve all federal criminal charges against BP, on 1 February 2013 the EPA issued a notice that BPXP was mandatorily debarred at its Houston headquarters. For further information, see page 163 of BP Annual Report and Form 20-F 2012. BP continues to work with the EPA in preparing an administrative agreement that will resolve these suspension and debarment issues. On 15 February 2013, BP filed an administrative challenge with the EPA seeking to lift the 28 November 2012 suspension of 22 BP entities and the 1 February 2013 statutory debarment of BPXP at its Houston headquarters. On 19 July 2013, the EPA affirmed its suspension and debarment decisions. BP maintains that the EPA's actions do not have an adequate legal basis and do not reflect BP's present status as a responsible government contractor. Decisions reached by the EPA can be challenged in federal court.

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Legal proceedings (continued)

Plaintiffs' Steering Committee (PSC) Settlements

The Economic and Property Damages Settlement was approved by the District Court in a final order and judgment on 21 December 2012, and the Medical Benefits Class Action Settlement was approved by the District Court in a final order and judgment on 11 January 2013. For further information, see page 166 - 168 of BP Annual Report and Form 20-F 2012. Since 17 January 2013, eight groups of purported members of the Economic and Property Damages Settlement Class have filed notices of appeal to the US Court of Appeals for the Fifth Circuit (the Fifth Circuit) of the final order and judgment approving the Economic and Property Damages Settlement. On 14 June 2013, the Fifth Circuit dismissed one of the eight groups from the Economic and Property Damages Settlement case for want of prosecuting its appeal. Two groups of purported members of the Medical Benefits Settlement Class have also appealed from the final order and judgment approving the Medical Benefits Class Action Settlement. On 25 June 2013, one of the groups of appellants voluntarily dismissed its appeal of the Medical Benefits Class Action Settlement. Additionally, a coalition of fishing and community groups has appealed from an order of the District Court denying it permission to intervene in the civil action serving as the vehicle for the Economic and Property Damages Settlement and further denying it permission to take discovery regarding the fairness of that settlement. On 12 July 2013, five of the seven remaining groups appealing from the Economic and Property Damages Settlement filed their opening briefs, one group filed a motion to voluntarily dismiss its appeal, and one group failed to file a brief. On 11 July 2013, the one remaining group appealing from the Medical Benefits Class Action Settlement case filed its opening brief.

As part of its monitoring of payments made by the court-supervised claims processes operated by the Deepwater Horizon Court Supervised Settlement Program (DHCSSP) for the Economic and Property Damages Settlement between BP and the PSC, BP identified multiple business economic loss claim determinations that appeared to result from an interpretation of the Economic and Property Damages Settlement Agreement by that settlement's claims administrator that BP believes was incorrect. This interpretation produced a higher number and value of awards than the interpretation BP used in making its initial estimate of the total cost of the Economic and Property Damages Settlement. Pursuant to the mechanisms in the Economic and Property Damages Settlement Agreement, the claims administrator sought clarification from the federal district court in New Orleans (the District Court) on this matter and on 30 January 2013, the District Court initially upheld the claims administrator's interpretation of the agreement. On 6 February 2013, the District Court reconsidered and vacated its ruling of 30 January 2013 and stayed the processing of certain types of business economic loss claims. The District Court lifted the stay on 28 February 2013. On 5 March 2013, the District Court affirmed the claims administrator's interpretation of the agreement and rejected BP's position as it relates to business economic loss claims. Business economic loss claims have continued to be paid at a higher average amount than the amount BP assumed in determining its initial estimate of the total cost.

On 15 March 2013, BP filed an emergency motion in MDL 2179 seeking a preliminary injunction against the DHCSSP and the claims administrator to enjoin payments and awards based on the disputed interpretation of the Economic and Property Damages Settlement Agreement. That same day, BP also filed a substantially identical motion and complaint with the District Court in a separate action against the DHCSSP and the claims administrator seeking a similar preliminary injunction, a permanent injunction against the DHCSSP and the claims administrator from acting upon the disputed interpretation of the agreement, as well as other relief. On 25 March 2013, the District Court granted the Economic and Property Damages Settlement Class leave to intervene in the new action. On 4 April 2013, BP filed a motion for preliminary injunction or stay pending appeal with the District Court. On 5 April 2013, after holding a public hearing, the District Court denied BP's motions and granted the DHCSSP's motion to dismiss the separate action BP had brought against it. On 9 April 2013, the District Court issued an order declaring that BP, the Economic and Property Damages Settlement Class and the DHCSSP (along with its internal appeal panellists) must follow and are bound by (i) the 5 March 2013 ruling; (ii) the 12 December 2012 ruling of the District Court regarding non-profit entity revenue and (iii) an analysis of causation as set forth in paragraph 2 of the Claims Administrator's "Announcement of Policy Decisions Regarding Claims Administration", dated 10 October 2012.

BP continues to strongly disagree with the District Court ruling of 5 March 2013 (including its confirmation in the District Court's order on 9 April 2013) and the current implementation of the agreement by the claims administrator. BP appealed the District Court's 5 March 2013 and 5 April 2013 rulings to the Fifth Circuit, and filed motions for injunctions and stays pending appeal to prevent the claims administrator from paying business economic loss claims pursuant to his interpretation. BP also moved to consolidate and expedite consideration of its appeals, proposing that briefing be completed in the Fifth Circuit by 31 May 2013. On 22 April 2013, the Fifth Circuit denied BP's motions for injunctions and stays pending appeal but granted BP's motion to expedite the appeal, and oral argument was heard on 8 July 2013. BP is continuing to evaluate other available legal options to challenge the District Court rulings.

On 2 July 2013, the District Court appointed Judge Louis Freeh as Special Master to lead an independent investigation of the DHCSSP in connection with allegations of potential ethical violations or misconduct within the DHCSSP. On 16 July 2013, BP filed a motion with the District Court to temporarily pause all payments from the DHCSSP until Judge Freeh has completed the independent investigation ordered by the District Court. On 19 July 2013, the District Court denied this motion.

For information about BP's current estimate of the total cost of the PSC settlements, see Note 2. For further information about the PSC settlements, see pages 166 - 168 of BP Annual Report and Form 20-F 2012.

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Legal proceedings (continued)

MDL 2185 and other securities-related litigation

In April and May 2012, six cases (three of which were consolidated into one action) were filed in state and federal courts by one or more state, county or municipal pension funds against BP entities and several current and former officers and directors seeking damages for alleged losses those funds suffered because of their purchases of BP ordinary shares and, in two cases, ADSs. The funds assert various state law and federal law claims. From July 2012 to April 2013, 12 additional cases were filed in Texas state and federal courts (later consolidated into nine actions) by pension or investment funds or advisors against BP entities and current and former officers, asserting state law and other claims and seeking damages for alleged losses that those funds suffered because of their purchases of BP ordinary shares and/or ADSs, and one case was filed in New York federal court by funds that purchased BP ordinary shares and ADSs, asserting federal law claims. All of the cases have been transferred to federal court in Houston and, with the exception of one case that has been stayed, the judge presiding over the federal multi-district litigation proceeding in Houston (MDL 2185). One case was voluntarily dismissed on 9 May 2013. Oral argument on a motion to dismiss three of the remaining 13 cases proceeded on 10 May 2013.

On 5 July 2012, the judge in MDL 2185 issued a decision granting a motion to dismiss, for lack of personal jurisdiction, the lawsuit against BP p.l.c. for cancelling its dividend payment in June 2010. On 10 August 2012, the plaintiffs filed an amended complaint, which BP moved to dismiss on 9 October 2012. On 12 April 2013, the judge granted BP's motion to dismiss.

For further information about MDL 2185 and other securities-related litigation, see pages 162 - 163 of BP Annual Report and Form 20-F 2012.

Other legal proceedings

On 14 May 2013, European Commission officials made a series of unannounced inspections at the offices of BP and other companies involved in the oil industry acting on concerns that anticompetitive practices may have occurred in connection with oil price reporting practices and the reference price assessment process. Such inspections are a preliminary step in investigations. There is no deadline for the completion of the inquiries. Related inquiries and requests for information have also been received from US and other regulators following the European Commission's actions. Purported class actions related to these matters have been filed in US District Courts alleging manipulation and antitrust violations under the Commodity Exchange Act and US antitrust laws.

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Cautionary statement

Cautionary statement regarding forward-looking statements: The discussion in this results announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial condition, results of operation and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. In particular, among other statements, certain statements regarding BP's intentions in respect of its announced share repurchase programme, including the total quantum of shares expected to be purchased in connection therewith; the expected quarterly dividend payment; the expected level of reported production in the third quarter of 2013; the expected level of costs in the third quarter of 2013; the expected level of reported and underlying production for the full year 2013; the expected timing for the completion of BP's sale of its 60% interest in the Polvo oil field; BP's plans to operate two deepwater blocks offshore Brazil; BP's plans to add $1 billion of new investment and two drilling rigs to the Alaska North Slope fields over the next five years; the expected timing of the completion of the Whiting refinery modernization project; BP's intentions to invest over $500 million in southern African refining and infrastructure projects; the expected level of refining margins in the third quarter of 2013; the expected level of fuels profitability in the third quarter of 2013; prospects for petrochemicals margins and volumes to the end of 2013; the expected timing of receipt of the next dividend payment from Rosneft; the expected quantum of funds that could be provided in subsequent periods for items covered by the $20-billion Trust fund with no net impact on the income statement; and certain statements regarding the anticipated timing of, prospects for and BP's prospective responses to legal and trial proceedings, court decisions, potential investigations and civil actions by regulators, government entities and/or other entities or parties; are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; the timing and level of maintenance and/or turnaround activity; the nature, timing and volume of refinery additions and outages; the timing, quantum and nature of divestments; the receipt of relevant third-party and/or regulatory approvals; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including court decisions, the types of enforcement action pursued and the nature of remedies sought or imposed; the impact on our reputation following the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed under "Principal risks and uncertainties" herein.

Contacts

	London	United States

Press Office	David Nicholas	Scott Dean
	+44 (0)20 7496 4708	+1 630 420 4990

Investor Relations	Jessica Mitchell	Craig Marshall
bp.com/investors	+44 (0)20 7496 4962	+1 281 366 3123

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 30 July, 2013

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary